Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2013 to March 31, 2013)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2013 to March 31, 2013)

To:	Korean Financial Services Commission and Korea Exchange

/s/
Park, Ki-Hong
President and Representative Director
POSCO
1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/
Shim, Tong-Wook
Senior Vice President
POSCO
1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

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TABLE OF CONTENTS

I. Overview	4

II. Business	10

III. Financial Statements	34

IV. Corporate Governance and Company Affiliates	38

Attachment:	Independent Auditors’ Review Report (Non-consolidated and consolidated)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business	Note
(1) Production and sale of crude steel and stainless steel products
(2) Port/harbor loading/unloading, warehousing and packaging	No engagement in this business during the first quarter of 2013
(3) Management of professional athletic organizations
(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses
(5) Real property lease business
(6) Public energy services and distribution system
(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
(8) Educational services and other incidental services
(9) Production and sale of non-ferrous metals
(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., SUNGJIN GEOTEC Co., Ltd., DAEWOO INTERNATIONAL CORPORATION, POSCO ICT COMPANY LTD., POSCO CHEMTECH COMPANY LTD., POSCO M-TECH CO., LTD., DAKOS CO., LTD., POSCO ENGINEERING COMPANY CO., LTD., MegaAsset Co., Ltd., Busan E&E Co., Ltd., SUNCHEON ECO TRANS Co., Ltd., SNNC Co., Ltd., eNtoB Corporation, UITrans LRT co. Ltd., POREKA Co., POSMATE, POSCO Engineering & Construction Co., Ltd., POSCO Research Institute, POSCO A&C Co., Ltd., POSCO AST CO., LTD., POSCO LED COMPANY LTD., POSCO E&E, POSCO TMC CO., LTD., POSCO Plant Engineering Co., Ltd., POSCO Processing & Service Co., Ltd., POS-HiMETAL CO., Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., PLANT EST Co., Ltd., PNR Co., Ltd., Mapo Hibroad Parking co., Ltd., METAPOLIS Co., Ltd., Sung Jin E&T Co., Ltd., ANJEONG DISTRICT DEVELOPMENT CO., LTD., POSCO TERMINAL Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Energy CORPORATION, POSFINE CO., Ltd., PSC Energy Global Co., Ltd., PONUTech Co., Ltd., Gale International(Korea), LLC., POS-HiAl CO., LTD., Tamra Offshore Wind Power Co., Ltd., Blue O&M CO., LTD., POSTECH VENTURE CAPITAL CORPORATION, POSCO ESM Co., Ltd., Tancheon E&E, Pohang Special Welding Co., Ltd., POSCO Humans Co., Ltd., SPFC Co., Ltd., PMC Tech Co., Ltd.

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(b)	Changes in Companies Belonging to the Business Group during the first quarter of 2013

•	Addition of Subsidiary: PMC Tech Co., Ltd. (January 2, 2013)

•	Exclusion of a Subsidiary: POSGREEN Company, Ltd. (January 11, 2013)

•	Exclusion of a Subsidiary: POSBRO COMPANY LTD. (January 11, 2013)

•	Exclusion of a Subsidiary: Seoung Gwang Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: POSWITH CO., LTD. (January 21, 2013)

•	Exclusion of a Subsidiary: Pohang SPFC Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: Gunsan SPFC Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: POSCALCIUM Company, Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: ReCO Metal Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: 9DIGIT CO., LTD. (January 21, 2013)

•	Exclusion of a Subsidiary: Busan Sanseong Tunnel Co., Ltd. (January 21, 2013)

•	Addition of a Subsidiary: Green Paju Co., Ltd. (February 1, 2013)

•	POS ECO HOUSING CO., Ltd. changed the name of the company to POSCO Humans Co., Ltd. (February 1, 2013)

•	Gwangyang SPFC Co., Ltd. changed the name of the company to SPFC Co., Ltd. (February 1, 2013)

•	Exclusion of a Subsidiary: Green Paju Co., Ltd. (February 6, 2013)

•	Exclusion of a Subsidiary: MCM Korea Co., Ltd. (March 20, 2013)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

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(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d)	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 1 Koedong-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 5 Dongchon-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(b)	Gwangyang Steel Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

(c)	Principal Executive Office: POSCO Center, 892 Daechi4 dong, Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates eight overseas offices as follows:

United Arab Emirates (Dubai), the European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Egypt (Cairo), Mongolia (Ulaanbaatar), Australia (Perth),

The United States of America (Houston, Texas), and Chile (Santiago).

(3)	Composition of the Board of Directors (as of March 22, 2013)

(a)	Inside Directors

•	New members: Chang, In-Hwan (2 years) and Kim, Yeung Gyu (2 years)

(b)	Outside Directors

•	New members: Shin, Chae-Chol (2 years) and Lee, Myoung-Woo (3 years)

(c)	Representative Directors

•	Prior to March 22, 2013: Chung, Joon-Yang, Park, Han-Yong

•	As of March 22, 2013: Chung, Joon-Yang, Park, Ki-Hong, Kim, Joon-Sik, and Chang, In-Hwan

(4)	Major Shareholders of POSCO

(a)	National Pension Corporation holds the largest number of POSCO’s shares.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, and February 1, 2013.)

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B. Merger, Acquisition and Handover of Businesses

[None]

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of March 31, 2013)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

The currency of the Republic of Korea is Korean Won ( “KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

	(As of March 31, 2013)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,449,117	—	74	—	7,449,043
Special Money Trust		2,493,274	—	—	—	2,493,274
Total		9,942,391	—	74	—	9,942,317

*	Beginning Balance: as of December 31, 2012

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee. On March 5, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 74 treasury stocks was completed on March 8, 2013.

Changes after March 31, 2013

On April 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 387 treasury stocks was completed on April 9, 2013.

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5. Voting Rights

		(As of March 31, 2013)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	9,942,317	*Treasury Stock 9,942,317 shares
(3) Shares with Voting Rights	77,244,518	—

6. Earnings and Dividend

	2013 1Q
	(January 1, 2013		(In millions of KRW)
	~ March 31, 2013)	2012	2011
Net Profit	383,425	2,499,523	3,188,845
Earnings per Share (KRW)	4,964	32,359	41,279
Cash Dividend Paid	—	617,956	772,444
Pay-out Ratio (%)	—	24.7	24.2
Dividend per Share (KRW)	—	8,000	10,000
Dividend Yield (%)	—	2.27	2.56

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments below:

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

	2013 1Q				(In millions of KRW)
Category	(January 1, 2013 ~ March 31, 2013)		2012		2011
	Sales	Operating Income(Loss)	Sales	Operating Income(Loss)	Sales	Operating Income(Loss)
Steel	8,013,093	628,238	35,258,970	3,070,168	39,151,930	4,898,160
Trading	4,278,604	34,192	18,945,642	139,000	21,097,356	123,728
Engineering & Construction	1,043,178	(32,676)	4,675,596	9,900	5,476,209	138,443
Others	1,247,008	87,165	4,723,943	434,040	3,213,230	307,363
Total	14,581,883	716,919	63,604,151	3,653,108	68,938,725	5,467,694

2. Current Situation

1) Steel

A. Domestic Market Share

							(Millions of Tons, %)
Category	2013 1Q		2012		2011		2010
	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	16.4	100	69.3	100	68.5	100	58.4	100
POSCO	9.1	55.5	38.0	54.6	37.3	54	33.7	58
Others	7.3	44.5	31.3	46.4	31.2	46	24.7	42

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1)	Establishment of Steelworks in India

(a)	The Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(b)	The Company established POSCO-India Private Limited (“POSCO-India Pvt., Ltd.”). (August, 2005)

(2)	Development of Iron Ore Captive Mines in India

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	The Orissa state government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	The Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (July, 2007)

(d)	The Orissa state government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	The third party applicant for the Khandadhar Licenses filed a suit against the Orissa State Government claiming that its right as the first applicant should be respected. (February, 2010)

(f)	The Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(g)	The Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(h)	The Orissa State Government and POSCO-India completed the submission of the counter affidavit and the rejoinder. (October, 2011)

(i)	The Indian Supreme Court resumed the trial on the merit of the case. (May, 2012)

(j)	The Indian Supreme Court decided on the merit of the case. (March, 2013)

(3)	Establishment of Steelworks in India

(a)	The Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	The Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	The Indian Supreme Court granted the transformation of the forest land with respect to 2,959 acres of the steel mill construction site. (August, 2008)

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(d)	The Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	The Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	The Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	The Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	The National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(4)	Establishment of Steelworks in Indonesia

(a)	The Company entered into a memorandum of agreement with Perseroan Terbatas Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia. (December, 2009)

(b)	The Company entered into a joint venture agreement. (August, 2010)

(c)	The Company established PT. KRAKATAU POSCO. (September, 2010)

(d)	PT. KRAKATAU POSCO held a groundbreaking ceremony for the establishment of steelworks in Indonesia. (October, 2010)

(e)	The first phase of the construction of the steelworks with an annual production capacity of 3,000,000 tons began. The construction of the steelworks was scheduled to be completed by December, 2013. (July, 2011)

(f)	PT. KRAKATAU POSCO has continuously conducted piling work for the main facilities and started working for the basic ground. (October, 2011)

(g)	PT. KRAKATAU POSCO established a joint venture with Krakatau Industrial Estate Cilegon to build a Calcination factory at Cilegon, Indonesia. (December, 2011)

(h)	PT. KRAKATAU POSCO began to build the steel frame for the steelworks (February, 2012)

(i)	The construction of electricity generation facility commenced. (May, 2012)

(j)	PT. KRAKATAU POSCO constructed the 4th main pillar in a furnace. (July, 2012)

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(5)	Establishment of a Steelwork in Brazil

(a)	The Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons started. (September, 2012)

(6)	Establishment of POSCO-Maharashtra Steel Pvt., Ltd Continuous Galvanizing Line in India.

(a)	POSCO-Maharashtra Steel Pvt., Ltd. started the construction of a continuous galvanizing line with an annual production capacity of 450 thousand tons. (March, 2010)

(b)	The steel frame construction commenced. (October, 2010)

(c)	The construction and the installation of production facilities for a continuous galvanizing line commenced. (February, 2011)

(d)	POSCO-Maharashtra Steel Pvt., Ltd. launched a test-run of its continuous galvanizing line. (December, 2011)

(e)	The construction of a continuous galvanizing line was completed. (April, 2012)

(7)	Establishment of POSCO-Maharashtra Pvt., Ltd Cold Rolling Mill in India

(a)	The Board of Directors resolved to construct a cold rolled line in Maharashtra, India. (November, 2010)

(b)	Construction of a cold rolled line with an annual capacity of 1.8 million tons commenced. (November, 2011)

(8)	Establishment of a Non-Oriented Electrical Steel Sheet Plant in India

(a)	The Board of Directors resolved to construct a non-oriented electrical steel sheet plant in India. (February, 2011)

(b)	Construction of a non-oriented electrical steel plant with an annual capacity 0.3 million tons started. (October, 2011)

(c)	Commencement of a test-run of a Non-Oriented Electrical Steel Sheet Plant. (April, 2013)

(9)	Establishment of Guangdong Pohang Continuous Galvanizing Line in China

(a)	The establishment plan for Guangdong Pohang Continuous Galvanizing Line in China was approved by the Board of Directors. (July, 2010)

(b)	The establishment plan for Guangdong Pohang Continuous Galvanizing Line in China was approved by the Chinese government. (October, 2010)

(c)	The Company held a groundbreaking ceremony for the establishment of Guangdong Pohang Continuous Galvanizing Line in China. (March, 2011)

(d)	The construction of electricity generation facility commenced. (November, 2011)

(e)	A test-run of Guangdong Pohang Continuous Galvanizing Line commenced. (July, 2012)

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(10)	Establishment of a Stainless Cold Rolled Line in Turkey

(a)	The Board of Directors resolved to construct a stainless cold rolled line in Turkey. (December, 2010)

(b)	Construction of a stainless cold rolled line with an annual capacity 0.2 million tons commenced. (September, 2011)

(c)	A test-run of a Stainless Cold Rolled Line commenced. (December, 2012)

2) Trading

A. Market Share

		(Millions of Dollars, %)
Category	2013 1Q	2012 1Q	Growth rate
Whole Korean companies	134,846	135,465	0.5
Daewoo International	2,105	1,977	-6.1

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

Daewoo International Corporation (“Daewoo International”) is playing a leading role in Koreans export industry as the number 1 trading company based on its wide range of trading network worldwide including 74 offices/trading corporations, 15 investment firms, and 17 resources companies through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, Daewoo International is making tangible progress in resources development through Myanmar gas field and Ambatovy nickel projects to excel in Exploration & Production area.

Daewoo International has newly entered into the food and forestry development business to secure the future food resources and green energy resources. Daewoo International will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established on February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the oversea contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

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POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America such as Ghana and Brazil.

4) Others

A. POSCO Energy

POSCO Energy started its commercial operation in February, 1972 as the only privately-owned heat power plant in Korea. Since the early 90’s, POSCO Energy continuously remodeled and built more complex heat power plants meeting the increased demand of electricity in Korea.

B. POSCO ICT

To create a synergy between its information technology (“IT”) and its industrial engineering services, POSCO ICT Co., Ltd. has utilized an automation technology developing its competitiveness in the IT and manufacturing services. POSCO ICT Co., Ltd. is promoting new businesses for light emitting diode, smart grid, and cloud computing.

C. POSCO Chemtech Company Ltd.

POSCO Chemtech Company Ltd. (“POSCO Chemtech”), founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO Chemtech provides refractories to a wide range of industries including steel, cement, and glass companies. To become a global company, POSCO Chemtech is currently expanding its markets to Japan, China and Indonesia.

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3. Key Products

A. Current Situation of Key Products

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	15,903	13.2
	Cold-rolled Product (CR)	Automobile , Home appliances, etc	36,977	30.7
	Stainless steel Products	Western tableware, etc	24,284	20.2
Steel	By-Product	Plates, Wire rods, etc	43,104	35.8
	Gross Sum		120,268	100.0
	Deduction of Internal Trade		(40,137)	—
	Sub Total		80,131	—
	Steel, Metal		39,833	65.2
	Chemical, Strategic Item, Energy		1,396	2.3
Trading	Etc		19,877	32.5
	Gross Sum		61,106	100.0
	Deduction of Internal Trade		(18,320)	—
	Sub Total		42,786	—
		Architecture	3,187	14.6
	Domestic Construction	Plant	8,951	40.9
		Civil Engineering	1,163	5.3
Engineering & Construction	Overseas Construction		6,566	30.0
	Owned Construction		748	3.4
	Etc		1,262	5.8
	Gross Sum		21,877	100.0
	Deduction of Internal Trade		(11,445)	—
	Sub Total		10,432	—
	Electricity Sales, etc		19,527	100.0
Others	Deduction of Internal Trade		(7,057)	—
	Sub Total		12,470	—
	Total Sum		145,819	—

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B. Price Fluctuation Trend of Key Products

	(In thousands of KRW/Tons, kWh)
Business Area	Products	2013 1Q	2012	2011	2010
Steel	Hot-rolled Product (HR)	732	828	941	845
	Cold-rolled Product (CR)	885	999	1,090	987
Others	Electric Power	158	161	133	137
	Lime	121	105	106	112

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

Due to the weakened global demand in steel consumption, domestic and overseas steel price has decreased since the end of 2011.

[Others]

*	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Iron Ore	Iron Ore for Blast Furnaces	16,157 (23.9%)	BHP Billiton of Australia, Rio Tinto of Australia VALE of Brazil
		Coal	- Coking Coal: Heat Source for Blast Furnaces - Smokeless Coal: Sintering Fuel	11,181 (16.6%)	Anglo of Australia, Rio Tinto of Australia, Teck of Canada
		Stainless Steel Materials	Key Materials for STS Production	11,580 (17.2%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
		Other Minerals	Sub-materials for Iron-making, Steelmaking	28,536 (42.3%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	302 (13.5%)
		Steel Pile	Foundation of Structure	53 (2.4%)
		Steel Reinforcement	Strengthening Concrete	438 (19.5%)
		Cable	Electricity Transfer	210 (9.3%)
		Etc	—	1,239 (55.3%)
Others	Raw Materials	LNG	Material for Power Generation	5,571 (61.1%)
		Limestone	Production of Lime	196 (2.2%)
		Etc	—	3,350 (36.7%)

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B. Price Fluctuation Trend of Major Raw Materials

		(In thousands of KRW)
Business Area	Category	2013 1Q	2012	2011
Steel	Iron Ore(per ton)	141	165	194
	Coal(per ton)	187	251	297
	Scrap Iron(per ton)	448	513	565
	Nickel(per ton)	18,601	20,211	25,670
Engineering & Construction	Ready-mixed Concrete (per m3)	57	57	54
	Steel Pile (per m)	73	78	82
	Steel Reinforcement (per kg)	0.8	0.8	0.8
	Cable (per m)	0.7	0.8	0.8
Others	LNG (per ton)	1,043	1,022	893
	Lime (per ton)	17	20	22

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[Steel]

Key Factors in Price Fluctuations

(1)	Iron Ore

								(In Dollars/Tons)
	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q	2011 1Q
Trend of International Benchmark Price (Free On Board, “FOB”)	141	113	105	134	135	130	168	171	173

(2)	Coal

								(In Dollars/ Tons)
	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q	2011 1Q
Trend of International Benchmark Price (FOB)	165	170	225	206	235	285	315	330	225

(3)	Scrap Iron

								(In Dollars/ Tons)
	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q	2011 1Q
Trend of Purchase Price (Cost and Freight, “CFR”)	421	379	400	444	466	445	494	480	495

(4)	Nickel

	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q	2011 1Q
Trend of London Metal Exchange ( “LME”) Cash Price	USD 7.85/lb USD 17,309/ton	USD 7.70/lb USD 16,983/ton	USD 7.41/lb USD 16,334/ton	USD 7.78/lb USD 17,152/ton	USD 8.92/lb USD 19,665/ton	USD 8.3/lb USD 18,307/ton	USD 10.01/lb USD 22,069/ton	USD 11.00/lb USD 24,227/ton	USD 12.20/lb USD 26,903/ton

20

[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPS400 406.4x7.9T
Steel Reinforcement	High Tensile Deformed Bar SD40 D10
Cable	CV 0.6/1kv 2.5mm2 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*	Increase in electricity price is due to the increase of raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

21

5. Production and Facilities

A. Production Capacity

[Steel]

	(Thousands of Tons)
Business Area	Products	2013 1Q	2012	2011
Steel	Crude Steel	10,053	40,447	39,410

[Others]

	(MW, Thousands of Tons)
Business Area	Products		2013 1Q	2012	2011
Power Generation	Electric Power	Inchon	3,052	3,052	1,800
		Gwangyang	284	284	284
Lime	Lime		548	1,643	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1)	Production

		(Thousands of Tons)
Products		2013 1Q	2012	2011
Crude Steel		9,512	39,702	39,074
Products	Hot-Rolled Products	2,173	8,670	8,456
	Plate	1,374	6,113	6,273
	Wire Rod	527	2,085	2,113
	Pickled-Oiled Steel Sheets	685	2,615	2,495
	Cold-Rolled Products	2,117	8,176	7,453
	Coated Steel	1,490	5,815	5,358
	Electrical Steel	338	1,173	1,396
	Stainless Steel	582	2,396	3,166
	Others	763	3,896	3,150
	Total	10,049	40,938	39,860

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

22

(2)	Capacity Utilization Rate

	(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	9,478	9,069	95.7%
	POSCO Specialty Steel	300	168	55.8%
	Zhangjiagang Pohang Stainless Steel	275	275	100.2%
	Total	10,053	9,512	94.6%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1)	Production Result

	(Gwh, Thousands of Tons)
	Products	2013 1Q	2012	2011
Power Generation	Electric Power	4,073	15,751	12,066
Lime	Lime	586	2,454	2,425

(2)	Capacity Utilization Rate

	(hr, Thousands of Tons)
Business Area	Products	Capacity	Production	Utilization Rate
Power Generation	Electric Power	2,160	1,551	71.8%
Lime	Lime	548	586	107.1%

23

C. Production Facilities

	(In millions of KRW)
[Land] Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,038,212	25,284	(14,053)		2,049,442
Trade	138,680	26	(3,086)		135,620
Engineering & Construction	52,959	5,457			58,416
Others	416,571	24,887			441,459

	(In millions of KRW)
[Building] Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,600,636	37,514	(5,820)	(75,288)	3,557,042
Trade	154,857	594		(1,154)	154,298
Engineering & Construction	52,766	14,679	(1,546)	(610)	65,290
Others	360,543	14,842	(3,914)	(5,046)	366,426

	(In millions of KRW)
[Structures] Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,116,727	124,747	(511)	(42,883)	2,198,079
Trade	11,237	146		(154)	11,230
Engineering & Construction	12,124	303	(19)	(148)	12,260
Others	180,093	21,751	(2,753)	(2,700)	196,392

	(In millions of KRW)
[Machinery and Equipments] Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	14,949,385	358,098	(5,610)	(410,050)	14,891,822
Trade	116,846	2,136	(2,474)	(2,483)	114,025
Engineering & Construction	25,839	796		(1,627)	25,008
Others	1,440,134	24,855	(2,892)	(32,185)	1,429,912

24

	(In millions of KRW)
[Vehicles] Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	39,626	2,104	(53)	(3,379)	38,298
Trade	5,992	329	(17)	(537)	5,767
Engineering & Construction	7,600	610	(94)	(765)	7,351
Others	6,936	1,746	(1,046)	(699)	6,937

	(In millions of KRW)
[Tools and Fixtures] Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	45,128	3,486	(274)	(5,302)	43,038
Trade	1,796	270	(1)	(216)	1,850
Engineering & Construction	1,912	241		(292)	1,862
Others	21,015	1,815	(103)	(2,654)	20,073

	(In millions of KRW)
[Equipment] Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	94,611	7,360	(875)	(8,509)	92,587
Trade	20,109	766	(875)	(1,830)	18,171
Engineering & Construction	14,622	2,678	(353)	(1,614)	15,333
Others	54,038	2,462	(546)	(4,953)	51,001

	(In millions of KRW)
[Financial Lease Assets] Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	17,874	60	(1,125)	(259)	16,550
Trade	28,268	1,029	(38)	(824)	28,435
Engineering & Construction	6,829	552	(41)	(653)	6,687
Others	4,253	5		(978)	3,280

25

(2)	Major Capital Expenditures

(a)	Investments under Construction

	(In hundred millions of KRW)
[Steel] Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	November, 2010 ~ October, 2014	G)Establishment of the Fourth Hot-coil Mill	16,262	6,967	9,295
		April, 2008 ~ September, 2016	P, G) Expansion of the Capacity of the Raw Materials Treatment Facilities	13,010	10,240	2,770
		March, 2011~ January, 2014	P) Optimization of the Facilities	22,034	14,512	7,522
	Renovation / Replacement	December, 2010 ~ September, 2017	G) Renovation of the First & Fifth Furnace	10,595	5,302	5,293
		March, 2011 ~ July, 2014	P) Renovation of the First STS Rolling Facilities	2,178	247	1,931
	Other Projects			18,318	7,393	10,925
POSCO Specialty Steel	Renovation / Replacement	April, 2010 ~ September, 2013	Renovation / Replacement of New Equipments in the Existing Rolling Mill	1,549	1,391	158
POSCO AST CO., LTD.	Expansion	September, 2011 ~ May, 2013	Establishment of a Factory and Facilities	447	377	70
POSCO MPC S.A. DE C.V.	Expansion	October, 2012 ~ October, 2013	Establishment of a #3 Mill	282	83	199
POSCO-Mexico Co., Ltd.	Expansion	November, 2011 ~ June, 2013	Installation of the Second Continuous Galvanizing Line	3,424	2,620	804
POSCO-India Delhi Steel Processing Centre Pvt. Ltd	Expansion	January, 2012~ March, 2013	Establishment of a #2 Mill	163	145	18
POSCO Thainox Public Company Ltd.	Expansion	August, 2012~ March, 2013	Establishment of a new coil center	103	60	42

26

POSCO Maharashtra Steel Private Limited	Expansion	November, 2011 ~ June, 2014	Establishment of a Cold-Coiled Mill in India (1.8 million ton)	7,240	3,683	3,557
POSCO-Indonesia Jakarta Processing Center	Expansion	November, 2012 ~ August, 2013	Establishment of Facilities	172	62	110
POSCO SS VINA	Expansion	May, 2010 ~ July, 2014	Construction of Electric Arc Furnace and Section Steel/Rebar Rolling Mill (1.2 million ton)	6,573	1,760	4,813
PT. KRAKATAU POSCOPOWER	Expansion	August, 2011 ~ March, 2014	Establishment of a gas power plant	3,081	2,358	723
PT. KRAKATAU STEEL POSCO	Expansion	September, 2010 ~ December, 2013	Establishment of a Steel Mill	29,582	26,223	3,359
POSCO Electrical Steel India Private Limited	Expansion	November, 2011 ~ October, 2013	Establishment of a annealing coated line	1,385	1,064	320
POSCO ASSAN TST STEEL Industry	Expansion	September, 2011 ~ April, 2013	Establishment of a Stainless Steel Cold Rolled Mill (0.2 million ton)	2,144	1,905	239

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

27

		(In hundred millions of KRW)
[Trading] Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
Daewoo International	Expansion	October, 2009 ~ September, 2014	Construction of Natural Gas Production and Transportation Facilities in A-1/A-3 Gas Field in Myanmar	16,615	13,089	3,525

		(In hundred millions of KRW)
[Others] Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO ICT	Expansion	January, 2012~ December, 2013	Expansion of Smart Management Server For Smart Management Operation Efficiency	345	38	307
POSCO Energy	Expansion	October, 2011 ~ January, 2014	P) Establishment of a Combined Cycle Power Plant	5,950	4,050	1,900
		October, 2012 ~ January, 2015	Incheon) Establishment of a LNG Combined Cycle Power Plant #6, #7, and #8	10,630	1,026	9,604
POS-HiMETAL	Expansion	January, 2013 ~ December, 2013	Establishment of Facilities	100	9	92
Busan E&E	Expansion	October, 2010 ~ October, 2013	Establishment of a Refuse Derived Fuel Facilities	2,449	1,454	995

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b)	Future Investment Plans

		(In hundred millions of KRW)
Business	Company	Project		Planned Investments
				2013	2014	2015
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	4,843	2,545	487
			Capacity Increase	20,369	13,211	876
Engineering & Construction	POSCO E&C Vietnam Co., Ltd.	Expansion, Renovation and Replacement of Existing Facilities	Investment Increase	61	78	111

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

28

6. Product Sales

[Steel]		(In hundred millions of KRW)
Items		2013 1Q	2012	2011	2010
Domestic	Hot-Rolled Products	10,612	61,723	72,471	49,940
	Cold-Rolled Products	12,094	44,404	65,580	77,936
	Stainless Steel	7,298	33,902	38,581	31,621
	Others	28,639	124,741	123,194	99,766
Export	Hot-Rolled Products	5,291	37,910	42,665	22,084
	Cold-Rolled Products	24,883	98,140	101,980	89,059
	Stainless Steel	16,986	69,138	66,877	61,178
	Others	14,465	58,730	51,557	30,946
Total	Gross Sum	120,268	528,688	562,905	462,530
	Internal Transaction	(40,137)	(176,098)	(171,386)	(107,256)
	Total	80,131	352,590	391,519	355,274

[Trading]		(In hundred millions of KRW)
Items		2013 1Q	2012	2011	2010
Domestic	Merchandise	1,959	7,537	8,444	1,721
	Product	195	854	1,026	217
	Others	52	90	78	19
Export	Merchandise	21,284	95,062	93,622	22,653
	Product	331	1,426	1,964	347
	Others	19	255	706	64
Trade among Korea, China, Japan		37,266	158,911	180,390	69,082
Gross Sum		61,106	264,135	286,230	94,103
Internal Transaction		(18,320)	(74,679)	(75,256)	(31,743)
Total		42,786	189,456	210,974	62,360

29

[Engineering & Construction]	(In hundred millions of KRW)
Items	2013 1Q	2012	2011	2010
Construction Contract Revenue	Domestic	Architecture	3,187	13,730	16,321	12,823
Plant	8,951	28,323	23,716	32,811
Civil Engineering	1,163	9,120	11,187	11,355
Overseas	6,566	35,704	24,275	8,441
Own Construction	748	2,871	672	6,101
Other Subsidiary company sales	1,262	7,511	8,560	7,704
Gross Sum	21,877	97,259	84,731	79,235
Internal Transaction	(11,445)	(50,503)	(29,969)	(35,747)
Total	10,432	46,756	54,762	43,488

[Others]	(In hundred millions of KRW)
Items	2013 1Q	2012	2011	2010
Electric Power	12,470	47,240	32,132	17,751

7. Derivatives—Currency Forward Contracts

•	If the Exchangeable Bonds to American Depository Receipts of SK Telecom issued in 2008 and 2011 had been converted on December 31, 2012, the derivative valuation of the profit, which issued in 2008 would have been KRW 95 million and the derivative valuation of the loss, which issued in 2011 would have been 12,168 million respectively.

•	Foreign currency swap agreement was entered in order to hedge the exchange rate conversion risk for a part of existing Japanese Yen denominated bonds. The derivative valuation of the loss would have been KRW 15,911 million.

•	Right to exercise put option in relation to the purchase of stakes in Steel Flower Co., Ltd. has been purchased and the derivative valuation of the profit would have been KRW 6,689 million.

30

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1)      Contract Parties

•        Seller: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•        Buyer: China National United Oil Company (“CNUOC”)

2)      Signed Date: December 24, 2008

3)      Summary of the GSPA

•        Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•        Gas production period is expected to be approximately 30 years.

•        Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4)      Remarks

•        CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•        Related Public Announcements: December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009

1)      Total Investment: KRW 2,095,727,800,000

2)      Purpose of Investment: construction of new facilities for gas production, processing and transportation

3)      Total Period of Investment: October 1, 2009 ~ September 30, 2014

4)      Remarks

•        Location: the north-western offshore and onshore in Myanmar

•        Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•        Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•        The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•        Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•        Participants: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

31

Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1)      Purpose of the Sale: sale of non-core business, divestiture and collection of long term debt

2)      Other information

•        The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•        The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•        The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•        Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012

1)      Purpose of the sale was to strengthen financial structure and secure the core investment plan

2)      Other information

•        The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

9. Research and Development

A. Rearch and Development ( “R&D”) Organization

Business Area	Company		Organization	Staff
Steel	POSCO	POSCO’s Department	Technical Research Laboratory	890
			New Growth Technology Strategy Department	25
			Iron and Steel Technology Strategy Department	81
			Environment and Energy Department	29
			Total	1,025
	POSCO Specialty Steel		R&D Group	20
	POSCO COATED & COLOR STEEL		Product Research Group	11
	POSCO AST CO., LTD.		Product Research Team	3
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group	6
	POSCO Thainox Public Company Ltd.		Product development and research	6
Trade	DAEWOO International Corporation		Pusan Plant R&D Center Development Team	57
	Daewoo Paper Manufacturing Co., Ltd.		R&D Center New Product Development Team	8

32

Engineering & Construction	POSCO Engineering & Construction	R&D Center	94
	POSCO Engineering Company	R&D group	19
	POSCO Plant Engineering	Technology Innovation Group	11
	POSCO A&C	R&D Center, Quality Engineering Team	27
Others	POSCO ENERGY	Technology Strategy Department, Fuel Cell Department	71
	POSCO ICT	Information Control Lab	65
	POSCO CHEMTECH COMPANY	R&D Center	40
	POSCO M-TECH CO., LTD.	R&D Center	15
	POS-HiMETAL CO., Ltd.	Product Research Department	12
	PNR CO., Ltd.	Quality Innovation Department	3
	PONUTech Co., Ltd.	R&D Center	8

B. R&D Expenses

	(In millions of KRW)
Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	47,887	1,439	1,910	9,310	60,546
Manufacturing Cost	91,947	—	174	91	92,212
R&D Cost (Intangible Assets)	9,683	—	—	1,931	11,614
Total	149,517	1,439	2,084	11,332	164,372
R&D/Sales Ratio	1.87%	0.03%	0.20%	0.91%	1.13%

33

III. Financial Statements

1. Non-consolidated Financial Statements

A. Summary on Fiscal Years of 2010, 2011, 2012 and the first quarter of 2013

			(In millions of KRW)
Account	2013 1Q	2012	2011	2010
[Current Assets]	12,288,843	12,609,471	13,924,795	12,993,605
Cash & Cash equivalents	1,309,050	1,752,560	1,137,882	672,427
Trade Accounts & Notes Receivable(net)	3,862,351	4,087,030	4,220,242	3,548,448
Other Current Financial Instruments	1,750,028	1,323,539	1,381,463	2,754,319
Inventories	5,293,510	5,403,660	7,144,709	5,998,545
Other Current Assets	73,904	42,682	40,501	19,866
[Non-current Assets]	40,792,781	39,710,965	38,803,081	36,092,622
Other Non-current Financial Instruments	3,143,889	3,028,766	3,833,058	5,015,783
Investment in Subsidiaries and Associates	14,531,877	14,100,053	12,824,776	10,470,156
Tangible Assets	22,624,316	22,166,735	21,533,135	20,011,110
Good Will & Other Intangible Assets	366,463	293,841	222,896	229,137
Other Non-current Assets	126,236	121,570	389,216	366,436
Total Assets	53,081,624	52,320,436	52,727,876	49,086,227
[Current Liabilities]	6,411,456	4,543,512	5,015,145	6,051,454
[Non-current Liabilities]	7,512,295	8,612,376	10,114,715	7,011,278
Total Liabilities	13,923,751	13,155,888	15,129,860	13,062,732
[Capital Stock]	482,403	482,403	482,403	482,403
[Capital Surplus]	1,227,699	1,227,692	1,227,692	1,158,539
[Retained Earnings]	39,689,306	39,842,497	38,122,620	35,706,778
[Other Equity]	(2,241,535)	(2,388,044)	(2,234,699)	(1,324,225)
Total Shareholders’ Equity	39,157,873	39,164,548	37,598,016	36,023,495
Total Sales	7,684,663	35,664,933	39,171,703	32,582,037
Operating Income	581,357	2,789,597	4,196,028	4,784,518
Net Income	383,425	2,499,523	3,188,845	3,784,361
Earnings per share(KRW)	4,964	32,359	41,279	49,127

34

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

C. Non-consolidated Financial Statements

(1)	Balance Sheet

Refer to the attached balance sheet for the first quarter of 2013.

(2)	Income Statements

Refer to the attached income statement for the first quarter of 2013.

(3)	The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

35

2. Consolidated Financial Statements

A. Summary on Fiscal Years of 2010, 2011, 2012 and the first quarter of 2013

			(In millions of KRW)
Account	2013 1Q	2012	2011	2010
[Current Assets]	31,985,466	31,566,116	33,556,911	27,672,377
Cash & Cash equivalents	4,200,226	4,680,526	4,598,682	3,521,045
Other Current Financial Instruments	3,778,976	3,846,433	3,656,270	4,383,302
Accounts Receivable	11,811,927	11,037,973	11,450,515	9,219,011
Inventories	10,610,183	10,584,646	12,283,644	9,559,206
Other Current Assets	1,584,154	1,416,538	1,567,800	989,813
[Non-current Assets]	50,267,507	47,699,735	44,851,927	41,746,049
Other Non-current Financial Instruments	4,976,790	4,669,868	5,125,672	6,417,038
Investment Securities	3,463,447	3,039,261	3,831,659	3,306,425
Tangible Assets	33,817,213	32,276,379	28,453,184	25,437,740
Good Will & Other Intangible Assets	5,872,348	5,662,361	5,244,928	4,619,169
Other Non-current Assets	2,137,709	2,051,866	2,196,484	1,965,677
Total Assets	82,252,973	79,265,851	78,408,838	69,418,426
[Current Liabilities]	22,451,355	19,775,001	19,605,357	18,276,777
[Non-current Liabilities]	17,186,594	17,061,432	18,073,561	12,604,482
Total Liabilities	39,637,949	36,836,433	37,678,918	30,881,259
[Controlling Interest]	39,567,213	39,454,142	38,356,350	36,575,685
Capital Stock	482,403	482,403	482,403	482,403
Capital Surplus	1,102,919	1,104,814	1,150,452	1,101,561
Retained Earnings	40,083,465	40,346,481	38,709,475	35,887,696
Other Controlling Interest	(2,101,574)	(2,479,556)	(1,985,980)	(895,975)
[Minority Interest]	3,047,811	2,975,276	2,373,570	1,961,482
Total Shareholders’ Equity	42,615,024	42,429,418	40,729,920	38,537,167
Total Sales	14,581,883	63,604,151	68,938,725	47,887,255
Operating Income	716,919	3,653,108	5,408,101	5,433,520
Consolidated Net Profit	292,260	2,385,607	3,714,286	4,185,651
[Controlling Interest]	278,008	2,462,081	3,648,136	4,105,623
[Minority Interest]	14,252	(76,474)	66,150	80,029
Consolidated Total Comprehensive Income	634,948	1,747,685	2,442,377	4,765,441
[Controlling Interest]	581,107	1,911,506	2,530,437	4,639,672
[Minority Interest]	53,841	((163,821)	(88,060)	125,769
Earning Per Share	3,599	31,874	47,224	53,297
Number of Consolidated Companies	213	218	220	173

36

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

(1)	Consolidated Balance Sheet

Refer to the attached consolidated balance sheet for the first quarter of 2013.

(2)	Consolidated Income Statements

Refer to the attached consolidated financial report for the first quarter of 2013.

37

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and six directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

38

Composition of the Special Committees under the Board of Directors and their Functions (as of May 15, 2013)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Chang-Hee (Chairman) James B. Bemowski Shin, Chae-Chol Kim, Yeung Gyu

•   Reviews the qualifications of potential candidates for Directors

•   Proposes nominees for the Outside Directors

•   Advances the nomination process for the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Han, Joon-Ho (Chairman) Lee, Young-Sun Shin, Chae-Chol Lee, Myung-Woo	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Han, Joon-Ho (Chairman) James B. Bemowski Lee, Myung-Woo Park, Ki-Hong Kim, Joon-Sik

•   Advances deliberation of new investments in other companies

•   Revises the internal regulations regarding the operation of the Board of Directors

•   Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Lee, Chang-Hee (Chairman) Lee, Young-Sun Shin, Chae-Chol

•   Audits the accounting system and business operations

•   Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Lee, Chang Hee (Chairman) Lee, Young-Sun Shin, Chae-Chol

•   Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•   Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Chung, Joon-Yang (Chairman) Park, Ki-Hong Kim, Joon-Sik Chang, In-Hwan Kim, Yeung Gyu

•   Oversees decisions with respect to our operational and management matters

•   Reviews management’s proposal for new strategic initiatives

•   Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•   Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

39

(3)	List of Outside Directors

Name	Experience	Relation with Majority Shareholder	Remarks
Lee, Young-Sun	• President of Hallym University • Professor of Yonsei University	None	Chairman Board of Directors
Han, Joon-Ho	• (Present) CEO and Vice Chairman, Samchully Co., Ltd. • Chairman and CEO, Korea Electric Power Corporation	None
Lee, Chang Hee	• (Present) Professor of College of Law, Seoul National University • International Director, Tax Law Association	None
James B. Bemowski	(Present) Vice Chairman & CEO, Business Operations, Doosan Corporation Senior Executive Vice President and Chairman of SBB Mutual Southern Bank Berhad, Malaysia • Senior Partner, McKinsey & Company	None
Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None
Lee, Myoung-Woo	• (Present) Professor, HanYang University • Outside Director, YES24(’11.3~’14.3) • Vice Chairman, Iriver • CEO, SONY Korea	None

(4)	List of Key Activities of the Board of Directors (January 1, 2013 ~ May 15, 2013)

Session	Date	Agenda	Approval
2013-1	February 7	1. Approval of the financial statements for the 45th fiscal year and the convocation schedule for the 45th general meeting of shareholders 2. Plan for Disposal of Treasury Stocks as Employee Award	All 2 Cases Approved
2013-2	February 28

1. Decide to file for judicial review of administrative actions of a cease and desist order and fine imposed by Fair Trade Commission

2. Recommendation of candidates for the Inside Director position

(Excluding the candidate for the Chief Executive Officer)

3. Agenda for the 45th general meeting of shareholders

All 3 Cases Approved
2013-3	March 22	1. Appointment of the Chairman of the Board of Directors 2. Appointment of the special committee members 3. Approval of designation of Representative Directors and Inside Directors	All 3 Cases Approved
2013-4	May 10

1. Plan for acquisition of SUNGJIN GEOTEC Co., Ltd. and POSCO Plant Engineering Co., Ltd.

2. Change of business structure of a Synthetic Natural Gas project

3. Contribution plan for the financial stability of in small and medium sized businesses

4. Plan for the transaction with Daewoo International in 2012

5. Plan for the transaction with POSCO Process & Service Co., Ltd

6. Financing plan for the second quarter of 2013

7. Renewal of Treasury Stock Specific Money Trust Contract

8. Change of ADR(American Depositary Receipt) Depositary

9. Contribution to POSCO Educational Foundation

All 9 Cases Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2013 ~ May 15, 2013)

40

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2013-1	February 7	7 (7)	—
2013-2	February 28	7 (7)	—
2013-3	March 22	6 (6)	—
2013-4	May 10	6 (6)	—

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2013 ~ March 22, 2013)

Date	Agenda	Approval
February 7, February 13	Assessment of qualifications and recommendation of the Outside Directors	Approved
February 28	1. Assessment of qualifications and recommendation of the Outside Directors 2. Assessment of the Inside Directors	Approved —
March 22	1. Appointment of the special committee members 2. Approval of the designation of positions for the Representative Directors and Inside Directors	— —

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2013 ~ March 22, 2013)

Date	Agenda	Approval
February 7	Evaluation of the management result for the fiscal year of 2012	Approved

(c)	Major Activities of Finance and Operation Committee (January 1, 2013 ~ March 22, 2013)

Date	Agenda	Approval
February 7	Share Kun-pledge related to Heat recovery business from wastewater in Tancheon	Approved

Major Activities after March 22, 2013

Date	Agenda	Approval
May 10

1. Change of business structure of a Synthetic Natural Gas project

2. Contribution plan for the financial stability of small and medium sized businesses

3. Participation in the productivity innovation partnership with small businesses

4. Financing plan for the second quarter of 2013

5. Payment Guarantee for POSCO-Vietnam Co., Ltd.

— — Approved — Approved

41

(d)	Major Activities of Related Party Transaction Committee (January 1, 2013 ~ March 22, 2013)

Date	Agenda	Approval
February 6	Review of the operation of the Fair Trading Program	—

Major Activities after March 22, 2013

Date	Agenda	Approval
May 10	Contribution to POSCO Educational Foundation	—

(e)	Major Activities of Executive Management Committee (January 1, 2013 ~ May 15, 2013)

Session	Date	Agenda	Approval
2013-1	March 5	Disposal of Treasury Stocks as Employee Award	Approved
2013-2	April 2	Disposal of Treasury Stocks as Employee Award	Approved
2013-3	May 2	Establishment plan of Stainless Steel Processing Center in Europe	Approved

42

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (Chairman), Lee, Young-Sun and Shin, Chae-Chol.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Lee, Chang-Hee Lee, Young-Sun	Satisfies the requirements stipulated in the articles of incorporation	Chairman —

Changes After the first quarter of 2013

• Shin, Chae-Chol was newly appointed (by the Court) on April 12, 2013 as a temporary member of Audit Committee.

43

(2)	Major Activities of the Audit Committee (Auditors)

Session	Date	Agenda	Approval
2013-1	February 6

•     Deliberation Agenda

•     Approval of audit and non-audit services for the review of revenue in 2012

•     Report Agenda

•     Reporting of the operations of the internal accounting control system for the fiscal year of 2012

Approved

2013-2	February 27

•     Deliberation Agenda

•     Assessment of the operations of the internal accounting control system for the fiscal year of 2012

•     Internal audit result for the fiscal year of 2012 (Consolidated)

•     Report Agenda

•     External audit result for the fiscal year of 2012 (Consolidated)

Approved

2013-3	March 21	• Deliberation Agenda • Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved

2013-4	May 9

•     Report Agenda

•     Internal audit result for the first quarter of 2013(Consolidated)

•     External audit result for the first quarter of 2013(Consolidated) and

Audit result of Form 20-F for the fiscal year 2012

•     Audit plans for the fiscal year of 2013

•     Assessment of observance of ethics

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

(In millions KRW)

Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	1,994	398	7,000	—
Outside Director	4	140	28		—
Members of the Audit Committee	2	47	23		—
Total	11	2,181	181		—

Payment Period: January 1, 2013 ~ March 31, 2013

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

(2)	List of Stock Options Presented to the Executives

• Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

44

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2013, the condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2013 and 2012 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the condensed consolidated interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034, “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The consolidated statement of financial position of the Company as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 12, 2013, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects.

Seoul, Korea

May 13, 2013

This report is effective as of May 13, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2013 and December 31, 2012

(Unaudited)

(in millions of Won)	Notes	March 31, 2013		December 31, 2012
Assets
Cash and cash equivalents	20	￦	4,200,226	4,680,526
Trade accounts and notes receivable, net	4,20,31		11,811,927	11,037,973
Other receivables	5,20,31		1,753,035	1,997,152
Other short-term financial assets	6,20		2,025,941	1,849,281
Inventories	7		10,610,183	10,584,646
Current income tax assets			25,948	17,168
Assets held for sale	8		3,943	1,190
Other current assets	13		1,554,263	1,398,180

Total current assets			31,985,466	31,566,116

Long-term trade accounts and notes receivable, net	4,20		136,788	142,204
Other receivables	5,20		838,361	808,904
Other long-term financial assets	6,20		4,138,429	3,860,965
Investments in associates	9		3,463,447	3,039,261
Investment property, net	10		545,116	521,191
Property, plant and equipment, net	11		33,817,214	32,276,379
Intangible assets, net	12		5,872,348	5,662,361
Deferred tax assets			1,037,895	994,684
Other long-term assets	13		417,909	393,786

Total non-current assets			50,267,507	47,699,735

Total assets		￦	82,252,973	79,265,851

See accompanying notes to the condensed consolidated interim financial statements

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2013 and December 31, 2012

(Unaudited)

(in millions of Won)	Notes	March 31, 2013		December 31, 2012
Liabilities
Trade accounts and notes payable	20,31	￦	4,421,504	4,389,195
Short-term borrowings and current installments of long-term borrowings	14,20		12,120,257	10,509,348
Other payables	15,20,31		2,387,858	1,834,904
Other short-term financial liabilities	16,20		125,395	92,741
Current income tax liabilities			582,590	559,328
Provisions	17		76,483	77,831
Other current liabilities	19		2,737,268	2,311,654

Total current liabilities			22,451,355	19,775,001

Long-term trade accounts and notes payable	20		11,555	2,593
Long-term borrowings, excluding current installments	14,20		14,384,683	14,412,085
Other payables	15,20		243,375	243,922
Other long-term financial liabilities	16,20		123,811	117,713
Net defined benefit liabilities	18		475,718	345,688
Deferred tax liabilities			1,439,679	1,461,519
Long-term provisions	17		100,865	100,098
Other long-term liabilities	19		406,908	377,814

Total non-current liabilities			17,186,594	17,061,432

Total liabilities			39,637,949	36,836,433

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,102,919	1,104,814
Reserves	22		289,816	(88,150)
Treasury shares	23		(2,391,390)	(2,391,406)
Retained earnings			40,083,465	40,346,481

Equity attributable to owners of the controlling company			39,567,213	39,454,142
Non-controlling interests			3,047,811	2,975,276

Total equity			42,615,024	42,429,418

Total liabilities and equity		￦	82,252,973	79,265,851

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2013 and 2012

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2013		March 31, 2012
Revenue	31,34	￦	14,581,883	16,308,644
Cost of sales	27,31		(12,908,171)	(14,630,482)
Gross profit			1,673,712	1,678,162
Selling and administrative expenses	24,27
Administrative expenses			(551,820)	(512,881)
Selling expenses			(404,973)	(419,139)

Operating profit	3,25		716,919	746,142

Share of profit of equity-accounted investees	9		1,265	17,404
Finance income and costs	20,28
Finance income			691,593	787,139
Finance costs			(1,003,185)	(716,809)
Other non-operating income and expenses	25,26,31
Other non-operating income			38,421	112,238
Other non-operating expenses	27		(77,572)	(70,602)

Profit before income tax			367,441	875,512
Income tax expense	29		(75,181)	(239,874)

Profit for the period			292,260	635,638

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans			(79,755)	10,713
Items that may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-method investees			85,720	100,752
Net changes in the unrealized fair value of available-for-sale investments	20		102,029	306,227
Foreign currency translation differences			234,694	110,775

Other comprehensive income, net of tax			342,688	528,467

Total comprehensive income for the period		￦	634,948	1,164,105

Profit attributable to:
Owners of the controlling company		￦	278,008	629,538
Non-controlling interests			14,252	6,100

Profit for the period		￦	292,260	635,638

Total comprehensive income attributable to:
Owners of the controlling company		￦	581,107	1,112,868
Non-controlling interests			53,841	51,237

Total comprehensive income for the period		￦	634,948	1,164,105

Basic and diluted earnings per share	30	￦	3,599	8,150

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2013 and 2012

(Unaudited)

	Attributable to owners of the controlling company							Non-
	Share		Capital		Treasury	Retained	Sub	controlling
(in millions of Won)	capital		surplus	Reserves	shares	earnings	total	interests	Total
Balance as of January 1, 2012	￦	482,403	1,150,452	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920
Comprehensive income:
Profit for the period		—	—	—	—	629,538	629,538	6,100	635,638
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	64,135	—	—	64,135	36,617	100,752
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	303,956	—	—	303,956	2,271	306,227
Foreign currency translation differences, net of tax		—	—	103,605	—	—	103,605	7,170	110,775
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	11,634	11,634	(921)	10,713

Total comprehensive income		—	—	471,696	—	641,172	1,112,868	51,237	1,164,105

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(579,333)	(579,333)	(14,044)	(593,377)
Acquisition of subsidiaries		—	—	—	—	—	—	6,264	6,264
Changes in ownership interests in subsidiaries		—	(22,052)	—	—	—	(22,052)	74,156	52,104
Others		—	(1,909)	13,091	—	6,785	17,967	1,745	19,712

Total transactions with owners of the controlling company		—	(23,961)	13,091	—	(572,548)	(583,418)	68,121	(515,297)

Balance as of March 31, 2012	￦	482,403	1,126,491	890,213	(2,391,406)	38,778,099	38,885,800	2,492,928	41,378,728

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2013 and 2012

(Unaudited)

	Attributable to owners of the controlling company							Non-
	Share		Capital		Treasury	Retained	Sub	controlling
(in millions of Won)	capital		surplus	Reserves	shares	earnings	total	interests	Total
Balance as of January 1, 2013	￦	482,403	1,104,814	(88,150)	(2,391,406)	40,346,481	39,454,142	2,975,276	42,429,418
Comprehensive income:
Profit for the period		—	—	—	—	278,008	278,008	14,252	292,260
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	77,918	—	—	77,918	7,802	85,720
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	101,514	—	—	101,514	515	102,029
Foreign currency translation differences, net of tax		—	—	202,081	—	—	202,081	32,613	234,694
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	(78,414)	(78,414)	(1,341)	(79,755)

		—	—	381,513	—	199,594	581,107	53,841	634,948

Total comprehensive income
Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(463,467)	(463,467)	(29,291)	(492,758)
Acquisition of subsidiaries		—	—	—	—	—	—	47,012	47,012
Changes in ownership interests in subsidiaries		—	(1,451)	—	—	—	(1,451)	1,798	347
Disposal of treasury shares		—	7	—	16	—	23	—	23

Others		—	(451)	(3,547)	—	857	(3,141)	(825)	(3,966)
Total transactions with owners of the controlling company		—	(1,895)	(3,547)	16	(462,610)	(468,036)	18,694	(449,342)

Balance as of March 31, 2013	￦	482,403	1,102,919	289,816	(2,391,390)	40,083,465	39,567,213	3,047,811	42,615,024

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2013 and 2012

(Unaudited)

(in millions of Won)	Note	March 31, 2013		March 31, 2012
Cash flows from operating activities
Profit for the period		￦	292,260	635,638
Adjustments for:
Depreciation			611,576	566,399
Amortization			49,422	32,470
Finance income			(466,090)	(603,409)
Finance costs			691,039	538,850
Income tax expense			75,181	239,874
Gain on disposal of property, plant and equipment			(2,986)	(2,222)
Loss on disposal of property, plant and equipment			18,741	13,873
Share of profit of equity-accounted investees			(1,265)	(17,404)
Cost for defined benefit plans			63,367	57,052
Bad debt expenses			18,031	4,144
Loss on valuation of inventories			63,581	11,054
Others, net			19,509	(49,222)

			1,140,106	791,459

Changes in operating assets and liabilities	33		(393,181)	487,622
Interest received			68,352	80,701
Interest paid			(181,785)	(220,963)
Dividends received			44,153	11,179
Income taxes paid			(96,145)	(114,028)

Net cash provided by operating activities			873,760	1,671,608

Cash flows from investing activities
Proceeds from disposal of short-term financial instruments			1,097,901	1,393,314
Proceeds from disposal of long-term financial instruments			204	7,681
Collection of loans			216,102	132,387
Proceeds from disposal of available-for-sale investments			25,896	13,245
Proceeds from disposal of investments of equity-accounted investees			6,099	—
Proceeds from disposal of other investment assets			30,040	9
Proceeds from disposal of property, plant and equipment			6,959	47,845
Proceeds from disposal of intangible assets			1,031	717
Acquisition of short-term financial instruments			(1,446,943)	(974,919)
Acquisition of long-term financial instruments			(79,176)	(12,864)
Increase in loans			(112,850)	(154,371)
Acquisition of available-for-sale investments			(65,838)	(2,350)
Acquisition of investments of equity-accounted investees			(429,954)	(149,339)
Acquisition of property, plant and equipment			(1,927,531)	(1,058,432)
Acquisition of intangible assets			(188,072)	(104,258)
Acquisition of other investment assets			(508)	(1,125)
Cash received from acquisition of business, net of cash acquired			5,399	6,730
Cash received from disposal of business			7,358	—
Other, net			1,217	8,899

Net cash used in investing activities		￦	(2,852,666)	(846,831)

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2013 and 2012

(Unaudited)

(in millions of Won)	Note	March 31, 2013		March 31, 2012
Cash flows from financing activities
Proceeds from borrowings		￦	1,705,860	400,234
Repayment of borrowings			(185,915)	(163,660)
Repayment of short-term borrowings, net			(110,441)	(23,829)
Payment of cash dividends			(168)	(581,333)
Other, net			25,515	20,195

Net cash provided by (used in) financing activities		￦	1,434,851	(348,393)

Effect of exchange rate fluctuation on cash held			63,755	(32,176)
Net increase (decrease) in cash and cash equivalents			(480,300)	444,208
Cash and cash equivalents at beginning of the period		￦	4,680,526	4,598,682

Cash and cash equivalents at end of the period		￦	4,200,226	5,042,890

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2013

(Unaudited)

1. General Information

General information about POSCO, its 42 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 170 foreign subsidiaries including POSCO America Corporation and its 94 associates (collectively “the Company”) are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through eight of its overseas liaison offices.

As of March 31, 2013, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

(b)	Consolidated subsidiaries acquired or reclassified during the three-month period ended March 31, 2013

1)	Consolidated subsidiaries acquired or reclassified during the three-month period ended March 31, 2013 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
POSCO Engineering (Thailand) Co., Ltd. (*1)	January, 2013	48.90	Reclassification from associate
POSMATE Co., Ltd.	January, 2013	66.23	Reclassification from associate
POSCO-Mory-Maruyasu PIPE (*1)	February, 2013	50.00	New establishment
PT. KRAKATAU BLUE WATER	February, 2013	67.00	New establishment
PT. KRAKATAU POS-CHEM DONG-SUH CHEMICAL (*1)	March, 2013	45.00	New establishment
MAX STEEL Co., LTD.	March, 2013	100.00	New acquisitions
Myanmar Daewoo International Corporation	March, 2013	100.00	New establishment
POSCO YongXin Rare Earth Metal Co., Ltd.	March, 2013	51.67	Reclassification from associate

(*1)	These subsidiaries are included in the consolidated interim financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

2)	Cash outflows (inflows) from business acquisitions

(in millions of Won)	Amounts
Consideration transferred	￦	4,019
Less: cash and cash equivalents acquired		(9,418)

Total	￦	(5,399)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(c)	Subsidiaries that were excluded from consolidation during the three-month period ended March 31, 2013 are as follows:

Company	Date of disposal	Reason
Postech 2006 Energy Fund	January, 2013	Reclassification from subsidiary to associate
Postech Early Stage Fund	January, 2013	Reclassification from subsidiary to associate
Pohang SPFC Co., Ltd.	January, 2013	Statutory merger by SPFC Co., LTD. (formerly, Gwangyang SPFC Co., LTD.)
Gunsan SPFC Co., Ltd.	January, 2013	Statutory merger by SPFC Co., LTD. (formerly, Gwangyang SPFC Co., LTD.)
POSCALCIUM Company, Ltd.	January, 2013	Statutory merger by POSCO Chemtec Co., Ltd.
Reco Metal Co., Ltd.	January, 2013	Statutory merger by POSCO M-TECH Co., Ltd.
9 Digit Co., Ltd.	January, 2013	Statutory merger by POSCO M-TECH Co., Ltd.
SeungGwang Co., Ltd.	January, 2013	Statutory merger by POSMATE Co., Ltd.
POSWITH Co., Ltd.	January, 2013	Statutory merger by POSCO Humans Co., Ltd. (formerly, POS ECO HOUSING Co., Ltd.)
MCM Korea	March, 2013	Exclusion by corporate liquidation
DAEWOO CANADA LTD.	March, 2013	Exclusion by corporate liquidation
DAEWOO HANDELS GmbH	March, 2013	Exclusion by corporate liquidation
Dalian POSCO Steel Co., Ltd.	March, 2013	Disposal

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2012. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Company’s consolidated financial statements as of and for the year ending December 31, 2013.

(a)	Changes in accounting policies

1)	Amendments to K-IFRS No. 1001, “Presentation of Financial Statements”

The Company has applied the amendments to K-IFRS No. 1001, “Presentation of Financial Statements” since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

2)	K-IFRS No. 1110, “Consolidated Financial Statements”

The Company adopted K-IFRS No. 1110, “Consolidated Financial Statements” since January 1, 2013. As a result, the Company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. K-IFRS No. 1110 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Company controls the investee on the basis of de facto circumstances.

3)	K-IFRS No. 1111, “Joint Arrangements”

The Company adopted K-IFRS No.1111, “Joint Arrangements” since January 1, 2013. The standard classifies joint arrangements into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRS applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

4)	K-IFRS No. 1112, “Disclosure of Interest in Other Entities”

The Company adopted K-IFRS No.1112, “Disclosure of Interests in Other Entities” since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

5)	Amendments to K-IFRS No. 1019, “Employee Benefits”

The Company has applied the amendments to K-IFRS No. 1019, “Employee Benefits” since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

6)	K-IFRS No. 1113, “Fair Value Measurement”

The Company adopted K-IFRS No. 1113, “Fair Value Measurement” since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

(b)	Impact of changes in accounting policy

1)	K-IFRS No. 1110, “Consolidated Financial Statements”

As a result of the adoption of K-IFRS No. 1110, “Consolidated Financial Statements”, the Company changed its control relationship with the following investees:

Company
Newly included subsidiaries	POSCO Engineering (Thailand) Co., Ltd.
Excluded subsidiaries	Postech 2006 Energy Fund, Postech Early Stage Fund

As management believes the impact of K-IFRS No. 1110 “Consolidated Financial Statements” on the Company’ s prior year’s condensed consolidated interim financial statement is not significant, the comparative period’s condensed consolidated interim financial statements are not restated.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

2)	K-IFRS No. 1111, “Joint Arrangements”

As a result of the adoption of K-IFRS No. 1111, the Company has changed its accounting policy with respect to its interests in joint arrangements.

Under K-IFRS No. 1111, the Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Company has re-evaluated its involvement in its only joint arrangement and has reclassified the investment from jointly controlled entity to joint venture. Notwithstanding the reclassification, the investment continues to be recognized by applying the equity method. Management believes that there has been no impact of adoption of the standard on the Company’s consolidated financial statements.

Also, for a joint operation, the standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement. Management believes that there have been no significant differences between previous and new accounting treatment of adoption of the standard.

3)	K-IFRS No. 1019, “Employee Benefits”

As management believes the impact of the amendments to K-IFRS No. 1019 “Employee Benefits” on the Company’ s prior year’s condensed consolidated interim financial statement is not significant, the comparative period’s condensed consolidated interim financial statements are not restated.

4)	K-IFRS No. 1001, “Presentation of Financial Statements”

The Company adopted the amendment to K-IFRS No. 1001, “Presentation of Financial Statements” from the annual period ended December 31, 2012, which prescribes the Company’s operating profit to be calculated as revenue less: (1) cost of sales, and (2) selling and administrative expenses, and presented separately in the statement of comprehensive income.

Additionally, in the notes to the financial statements (note 25), the Company provides voluntary disclosure of the entity-specific measure of operating performance presented as “adjusted operating profit” which is calculated base on the Company’s own criteria. In doing so, the Company is required to disclose: (1) a reconciliation between the entity-specific measure of operating performance and operating profit or loss presented on the face of the statement of comprehensive income, and (2) the fact that the measure of operating performance disclosed in the notes is calculated based on the Company’s own criteria.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact on the three-month period ended March 31, 2012 is as follows:

(in millions of Won)	March 31, 2012
Operating profit before adoption of the amendment	￦	787,778
Add
Loss on disposals of property, plant and equipment		13,873
Loss on disposals of investment property		759
Loss on disposals of assets held for sale		9,391
Loss on disposals of investment in subsidiaries and associates		395
Idle tangible assets expenses		6,594
Other bad debt expenses		4,941
Donations		24,605
Impairment loss of property, plant and equipment and others		1,985
Others		8,059

		70,602

Deduct
Gain on disposals of property, plant and equipment		(2,222)
Gain on disposals of investment in subsidiaries and associates		(4,028)
Gain on disposals of assets held for sale		(1,150)
Reversal of other bad debt allowance		(6,216)
Rental revenues		(532)
Grant income		(817)
Outsourcing income		(13,272)
Gain on disposals of wastes		(2,273)
Gain from claim compensation		(14,700)
Penalty income from early termination of contracts		(13,968)
Others		(53,060)

		(112,238)

Operating profit after adoption of the amendment	￦	746,142

(c)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2013, and the Company has not early adopted them. Management believes the impact of the amendments on the Company’s condensed consolidated interim financial statements is not significant.

1)	Amendments to K-IFRS No. 1032, “Financial Instruments : Presentation”

The amendments clarified the application guidance related to offsetting a financial asset and a financial liability. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier adoption permitted.

(d)	The Company made reclassifications on other receivables, other financial assets, other payables, and other financial liabilities on the consolidated statements of financial position as of December 31, 2012 to conform to current period presentation.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Current
Trade accounts and notes receivable	￦	10,358,956	9,865,436
Capital lease receivables		43,316	44,918
Unbilled due from customers for contract work		1,784,775	1,493,709
Less: allowance for doubtful accounts		(375,120)	(366,090)

		11,811,927	11,037,973

Non-current
Trade accounts and notes receivable		57,966	52,763
Capital lease receivables		93,188	102,887
Less: allowance for doubtful accounts		(14,366)	(13,446)

	￦	136,788	142,204

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦93,676 million and ￦80,258 million as of March 31, 2013 and December 31, 2012, respectively, and are included in bank borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

5. Other Receivables

Other receivables as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Current
Short-term loans	￦	165,510	271,067
Other accounts receivable		1,171,566	1,298,878
Accrued income		74,477	71,076
Deposits		98,739	107,208
Other receivables		299,208	302,738
Less : allowance for bad debt accounts		(56,465)	(53,815)

		1,753,035	1,997,152

Non-current
Long-term loans		626,476	574,255
Long-term other accounts receivable		123,869	164,289
Accrued income		1,254	1,204
Deposits		127,871	110,682
Less : allowance for bad debt accounts		(41,109)	(41,526)

	￦	838,361	808,904

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

6. Other Financial Assets

(a)	Other short-term financial assets as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Derivatives assets held for trading		61,881	62,720
Short-term available-for-sale securities		114,838	133,656
Current portion of held-to-maturity securities (bonds)		1,431	31,237
Short-term financial instruments (*1,2,3,4)		1,847,791	1,621,668

	￦	2,025,941	1,849,281

(*1)	As of March 31, 2013 and December 31, 2012, short-term financial instruments amounting to ￦3,400 million are secured in relation to long-term borrowings from National Forestry Cooperative Federation.
(*2)	As of March 31, 2013 and December 31, 2012, ￦15,044 million and ￦12,699 million, respectively, are restricted for the use in a government project.
(*3)	As of March 31, 2013 and December 31, 2012, short-term financial instruments amounting to ￦6,906 million and ￦7,650 million, respectively, are provided as collateral for long-term borrowings.
(*4)	As of March 31, 2013 and December 31, 2012, short-term financial instruments amounting to ￦223,739 million and ￦146,382 million, respectively, are restricted for use in financial arrangements, pledge and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(b)	Other long-term financial assets as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Derivatives assets held for trading	￦	7,605	8,634
Long-term available-for-sale securities (equity instruments) (*1,2,3)		3,758,039	3,711,169
Long-term available-for-sale securities (bonds)		26,434	26,430
Long-term available-for-sale securities (others)		55,824	43,266
Held-to-maturity securities (bonds)		3,536	3,251
Long-term financial instruments		286,991	68,215

	￦	4,138,429	3,860,965

(*1)	As of March 31, 2013, 2,294,961 shares equivalent to 20,654,653 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for exchangeable bonds issued.
(*2)	During the three-month period ended March 31, 2013, there was a significant decline in the fair value of shares of KB Financial Group Inc. and others for a prolonged period, which was considered as objective evidence of impairment. As a result, an impairment losses of ￦118,306 million was recognized in profit or loss during the three-month period ended March 31, 2013.
(*3)	As of March 31, 2013 and December 31, 2012, ￦168,283 million and ￦167,100 million of long-term available-for-sale securities, respectively, have been provided as collateral for construction projects of CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. and others.

7. Inventories

(a)	Inventories as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Finished goods	￦	1,505,589	1,475,832
Merchandise		690,632	703,923
Semi-finished goods		1,754,716	1,876,196
Raw materials		2,391,904	2,425,367
Fuel and materials		831,539	893,137
Construction inventories		1,388,055	1,324,873
Materials-in-transit		2,149,251	2,007,106
Others		108,702	93,007

		10,820,388	10,799,441

Less: allowance for inventories valuation		(210,205)	(214,795)

	￦	10,610,183	10,584,646

The amounts of valuation losses of inventories recognized within cost of goods sold during the three-month period ended March 31, 2013 and the year ended December 31, 2012 were ￦63,581 million and ￦76,483 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

8. Non-Current Assets Held for Sale

Details of non-current assets held for sale as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Property, plant and equipment (*1,2)	￦	3,943	1,190

(*1)	POSCO M-TECH Co., Ltd. determined to dispose of its land, building and other assets of Gwangyang department and classified as non-current assets held for sale pursuant to the board of director’s resolution during the three-month period ended March 31, 2013. The amount measured at the lower of those carrying amount and fair value less costs to sell of certain land, building and other assets was ￦2,753 million.
(*2)	POSCO AST Co., Ltd. determined to dispose of its land and building and classified as non-current assets held for sale as of December 31, 2012. The amount measured at the lower of those carrying amount and fair value less costs to sell of certain land and building was ￦1,190 million, the Company recorded impairment loss for the non-current assets held for sale of ￦70 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

9. Investments in Associates

(a)	Details of investments in associates as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013					December 31, 2012
Company	Number of shares	Ownership (%)	Acquisition cost	Book value		Book value
[Domestic]
Sungjin Geotec Co., Ltd.	17,193,510	33.02	239,877	￦	176,270	181,361
SNNC Co., Ltd.	18,130,000	49.00	90,650		123,993	147,539
POSCO-ESM Co., Ltd.	1,000,000	50.00	43,000		41,960	42,388
Busan-Gimhae Light Rail Transit Co., Ltd.	9,160,000	25.00	45,800		3,800	7,601
Blue ocean PEF	333	27.52	33,300		33,056	33,839
METAPOLIS Co., Ltd. (*1)	4,229,280	40.05	15,410		—	—
POSMATE Co., Ltd. (*2)	—	—	—		—	46,204
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., LTd.	2,008,000	25.10	10,040		28,195	29,414
Poscochemtech Mitsubishi Carbon Tech (*3)	6,708,000	60.00	67,080		65,547	28,060
UI trans Co., Ltd.	3,601,317	38.22	18,007		16,789	16,444
Incheongimpo Highway Co., Ltd	3,071,147	29.94	15,356		13,593	13,680
Garolim Tidal Power Plant Co., Ltd.	2,580,039	32.13	12,900		11,429	11,544
Others (30 companies)					214,957	52,925

					729,589	610,999

[Foreign]
Roy Hill Holdings Pty Ltd. (*4)	12,723,959	12.50	551,979		540,465	527,129
POSCO-NPS Niobium LLC	325,050,000	50.00	364,609		361,048	348,646
AMCI (WA) Pty Ltd.	49	49.00	209,664		126,222	123,018
CSP (Compania Siderurgica do Pecem)	536,281,330	20.00	327,712		290,398	214,761
Nickel Mining Company SAS	3,234,698	49.00	157,585		143,012	146,699
KOBRASCO	2,010,719,185	50.00	32,950		121,037	113,847
KOREA LNG Ltd.	2,400	20.00	135,205		104,685	99,976
Eureka Moly LLC	—	20.00	237,353		226,250	213,136
DMSA-AMSA (*5)	—	4.00	134,713		130,597	124,326
BX STEEL POSCO Cold RolledSheet Co., Ltd.	—	25.00	61,961		96,641	92,888
CAML Resources Pty. Ltd.	3,239	33.34	40,388		75,476	62,227
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04	150,779		150,374	144,831
Poschrome Pty. Ltd.	43,350	50.00	19,892		20,250	21,324
NCR LLC	—	29.40	31,298		40,814	39,303
Others (38 companies)					306,589	156,151

					2,733,858	2,428,262

				￦	3,463,447	3,039,261

(*1)	As the Company’s share of losses exceeded its interest in this entity, the carrying amount of that interest was reduced to nil and the recognition of further losses was discontinued. Unrecognized accumulated losses in this entity are ￦4,124 million during the three-month period ended March 31, 2013 and the year ended December 31, 2012.
(*2)	It was reclassified from associate to subsidiary due to the merger with Seoung Gwang Co., Ltd. during the three-month period ended March 31, 2013.
(*3)	The Company is not able to exercise control over the investee even though the Company’s percentage of ownership is above 50%.
(*4)	The Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20%.
(*5)	The Company is able to exercise significant influence and accounts for the investment in jointly controlled entity using the equity method even though the Company’s percentage of ownership is below 20%.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(b)	The movements of investments in associates for the three-month period ended March 31, 2013 and the year ended December 31, 2012 were as follows:

1)	March 31, 2013

(in millions of Won)	December 31, 2012		Share of	Other increase	March 31, 2013
Company	Book value		profits (losses)	(decrease) (*1)	Book value
[Domestic]
Sungjin Geotec Co., Ltd.	￦	181,361	(4,991)	(100)	176,270
SNNC Co., Ltd.		147,539	3,803	(27,349)	123,993
POSCO-ESM Co., Ltd.		42,388	(428)	—	41,960
Busan-Gimhae Light Rail Transit Co., Ltd.		7,601	(3,801)	—	3,800
Blue ocean PEF		33,839	(411)	(372)	33,056
POSMATE Co., Ltd.		46,204	—	(46,204)	—
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		29,414	(1,183)	(36)	28,195
Poscochemtech Mitsubishi Carbon Tech		28,060	(673)	38,160	65,547
UI trans Co., Ltd.		16,444	(87)	432	16,789
Incheongimpo Highway Co., Ltd		13,680	(87)	—	13,593
Garolim Tidal Power Plant Co., Ltd.		11,544	(115)	—	11,429
Others		52,925	1,478	160,554	214,957

		610,999	(6,495)	125,085	729,589

[Foreign]
Roy Hill Holdings Pty. Ltd.		527,129	(7,258)	20,594	540,465
POSCO-NPS Niobium LLC		348,646	8,058	4,344	361,048
AMCI (WA) Pty Ltd.		123,018	(1,908)	5,112	126,222
CSP(Compania Siderurgica do Pecem)		214,761	(898)	76,535	290,398
Nickel Mining Company SAS		146,699	(4,575)	888	143,012
KOBRASCO		113,847	1,689	5,501	121,037
KOREA LNG Ltd.		99,976	3,966	743	104,685
Eureka Moly LLC		213,136	—	13,114	226,250
DMSA-AMSA		124,326	50	6,221	130,597
BX STEEL POSCO Cold RolledSheet Co., Ltd.		92,888	235	3,518	96,641
CAML Resources Pty. Ltd.		62,227	9,237	4,012	75,476
South-East Asia Gas Pipeline Company Ltd.		144,831	—	5,543	150,374
Poschrome Pty. Ltd.		21,324	537	(1,611)	20,250
NCR LLC		39,303	(5)	1,516	40,814
Others		156,151	(1,368)	151,806	306,589

		2,428,262	7,760	297,836	2,733,858

	￦	3,039,261	1,265	422,921	3,463,447

(*1)	Other increase or decrease represents the changes in investments in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

2)	December 31, 2012

(in millions of Won)	December 31, 2011		Share of	Other increase	December 31, 2012
Company	Book value		profits (losses)	(decrease) (*1)	Book value
[Domestic]
Kyobo Life Insurance Co., Ltd.	￦	1,377,114	37,038	(1,414,152)	—
Sungjin Geotec Co., Ltd.		194,942	(17,162)	3,581	181,361
SNNC Co., Ltd.		154,131	15,157	(21,749)	147,539
POSCO-ESM Co., Ltd.		—	(560)	42,948	42,388
Busan-Gimhae Light Rail Transit Co., Ltd.		34,227	(26,626)	—	7,601
Cheongna IBT Co., Ltd.		35,564	(729)	(34,835)	—
Blue ocean PEF		35,971	(4,542)	2,410	33,839
METAPOLIS Co., Ltd.		15,674	(15,674)	—	—
POSMATE Co., Ltd.		22,409	2,158	21,637	46,204
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		21,026	8,534	(146)	29,414
MIDAS Information Technology Co., Ltd.		12,476	1,530	(14,006)	—
Poscochemtech Mitsubishi Carbon Tech		—	(860)	28,920	28,060
UI trans Co., Ltd.		3,610	1,268	11,566	16,444
Incheongimpo Highway Co., Ltd		3,500	(377)	10,557	13,680
Garolim Tidal Power Plant Co., Ltd.		11,995	(451)	—	11,544
Others		62,926	(3,842)	(6,159)	52,925

		1,985,565	(5,138)	(1,369,428)	610,999

[Foreign]
Roy Hill Holdings Pty Ltd.		—	(16,537)	543,666	527,129
POSCO-NPS Niobium LLC		374,868	19,199	(45,421)	348,646
AMCI (WA) Pty Ltd.		168,212	(38,706)	(6,488)	123,018
CSP(Compania Siderurgica do Pecem)		124,231	(2,520)	93,050	214,761
Nickel Mining Company SAS		168,292	(12,795)	(8,798)	146,699
KOBRASCO		128,884	28,792	(43,829)	113,847
KOREA LNG Ltd.		127,901	12,697	(40,622)	99,976
Eureka Moly LLC		109,772	—	103,364	213,136
DMSA-AMSA		119,556	(1,176)	5,946	124,326
BX STEEL POSCO Cold RolledSheet Co., Ltd.		95,577	2,650	(5,339)	92,888
CAML Resources Pty. Ltd.		55,465	11,390	(4,628)	62,227
South-East Asia Gas Pipeline Company Ltd.		136,175	—	8,656	144,831
Poschrome Pty. Ltd.		24,674	(311)	(3,039)	21,324
NCR LLC		24,107	(452)	15,648	39,303
Others		188,380	(19,795)	(12,434)	156,151

		1,846,094	(17,564)	599,732	2,428,262

	￦	3,831,659	(22,702)	(769,696)	3,039,261

(*1)	Other increase or decrease represents the changes in investment in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(c)	The fair value of investments in associates for which there are published price quotations as of March 31, 2013 are as follows:

(in millions of Won)
Company	Fair value
Sungjin Geotec Co., Ltd.	￦	183,971

(d)	Summarized financial information of associates as of and for the three-month period March 31, 2013 and the years ended December 31, 2012 is as follows:

1)	March 31, 2013

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Sungjin Geotec Co., Ltd.	￦	788,363	664,369	123,994	116,483	(6,286)
SNNC Co., Ltd.		544,084	275,277	268,807	105,526	9,127
POSCO-ESM Co., Ltd.		63,252	10,887	52,365	580	(855)
Busan-Gimhae Light Rail Transit Co., Ltd.		784,216	769,017	15,199	11,004	(14,880)
Blue ocean PEF		336,824	216,710	120,114	107,347	(1,494)
METAPOLIS Co., Ltd.		519,541	517,411	2,130	3,756	(7,092)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		333,694	255,230	78,464	(88)	(4,537)
Poscochemtech Mitsubishi Carbon Tech		146,140	37,207	108,933	—	(1,121)
UI trans Co., Ltd.		46,579	3,817	42,762	—	(243)
Incheongimpo Highway Co., Ltd.		44,393	302	44,091	—	(289)
Garolim Tidal Power Plant Co., Ltd.		37,482	1,911	35,571	—	(360)
[Foreign]
Roy Hill Holdings Pty Ltd.		1,414,914	122,407	1,292,507	—	(58,655)
POSCO-NPS Niobium LLC		723,014	119	722,895	—	17,097
CSP(Compania Siderurgica do Pecem)		1,498,811	49,075	1,449,736	—	(1,090)
Nickel Mining Company SAS		442,133	89,512	352,621	20,890	(2,186)
KOBRASCO		245,551	3,477	242,074	4,675	2,267
KOREA LNG Ltd.		552,170	7,111	545,059	20,435	19,829
DMSA-AMSA		8,579,570	6,434,726	2,144,844	—	1,251
BX STEEL POSCO Cold RolledSheet Co., Ltd.		712,446	353,549	358,897	371,662	939
CAML Resources Pty. Ltd.		255,168	81,627	173,541	66,084	27,705
South-East Asia Gas Pipeline Company Ltd.		1,519,583	919,049	600,534	—	—
Poschrome Pty. Ltd.		54,624	4,441	50,183	15,960	1,804

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

2)	December 31, 2012

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Sungjin Geotec Co., Ltd.	￦	763,581	632,999	130,582	703,236	(29,219)
SNNC Co., Ltd.		577,273	261,781	315,492	379,230	16,959
POSCO-ESM Co., Ltd.		69,287	16,067	53,220	—	(1,422)
Busan-Gimhae Light Rail Transit Co., Ltd.		787,011	756,606	30,405	16,811	(106,668)
Blue ocean PEF		347,298	224,338	122,960	429,210	(16,504)
METAPOLIS Co., Ltd.		521,942	512,720	9,222	21,063	(35,244)
POSMATE Co., Ltd.		118,077	14,580	103,497	104,705	9,587
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		333,716	250,540	83,176	229,271	36,971
Poscochemtech Mitsubishi Carbon Tech		47,014	247	46,767	—	(1,433)
UI trans Co., Ltd.		50,932	12,822	38,110	—	(880)
Incheongimpo Highway Co., Ltd.		44,714	334	44,380	—	(1,323)
Garolim Tidal Power Plant Co., Ltd.		37,476	1,546	35,930	—	(1,404)
[Foreign]
Roy Hill Holdings Pty Ltd.		1,404,336	105,340	1,298,996	—	(146,321)
POSCO-NPS Niobium LLC		697,431	140	697,291	—	38,412
CSP(Compania Siderurgica do Pecem)		1,088,105	16,551	1,071,554	—	(12,622)
Nickel Mining Company SAS		445,344	91,266	354,078	120,224	(33,981)
KOBRASCO		231,524	3,831	227,693	121,619	56,282
KOREA LNG Ltd.		545,841	64	545,777	109,992	107,953
DMSA-AMSA		7,935,489	5,906,301	2,029,188	—	(29,407)
BX STEEL POSCO Cold RolledSheet Co., Ltd.		922,932	579,140	343,792	1,506,012	2,296
CAML Resources Pty. Ltd.		209,717	70,502	139,215	284,134	34,162
South-East Asia Gas Pipeline Company Ltd.		1,341,510	763,116	578,394	—	—
Poschrome Pty. Ltd.		53,900	3,582	50,318	89,962	(899)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

10. Investment Property, Net

(a)	Changes in the carrying value of investment property for the three-month period ended March 31, 2013 and the year ended December 31, 2012 were as follows:

1)	For the three-month period ended March 31, 2013

(in millions of Won)	Beginning		Acquisitions	combination	Disposals	Depreciation	Others (*1)	Ending
Land	￦	211,382	—	12,625	(569)	—	(1,387)	222,051
Buildings		304,503	—	8,432	(898)	(3,706)	9,644	317,975
Structures		5,306	—	—	—	(81)	(135)	5,090

Total	￦	521,191	—	21,057	(1,467)	(3,787)	8,122	545,116

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	￦	219,477	15,832	1,442	(38,575)	(475)	13,681	211,382
Buildings		301,733	13,857	1,560	(6,730)	(15,044)	9,127	304,503
Structures		6,323	—	—	—	(322)	(695)	5,306

Total	￦	527,533	29,689	3,002	(45,305)	(15,841)	22,113	521,191

(*1)	Impairment losses of investment property amounted to ￦1,053 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

11. Property, Plant and Equipment, Net

(a)	The changes in carrying value of property, plant and equipment for the three-month period ended March 31, 2013 and the year ended December 31, 2012 were as follows:

1)	For the three-month period ended March 31, 2013

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Others (*1)	Ending
Land	￦	2,646,422	3,253	22,458	(7,433)	—	20,237	2,684,937
Buildings		4,168,802	9,003	6,709	(4,067)	(75,145)	37,753	4,143,055
Structures		2,320,181	365	18,489	(652)	(45,323)	124,901	2,417,961
Machinery and equipment		16,532,204	35,403	10,381	(7,971)	(454,109)	344,859	16,460,767
Vehicles		60,154	1,419	823	(566)	(5,191)	1,714	58,353
Tools		69,851	3,486	292	(124)	(8,418)	1,735	66,822
Furniture and fixtures		183,380	9,155	825	(1,863)	(16,889)	2,483	177,091
Capital lease assets		57,224	612	—	(38)	(2,714)	(133)	54,951
Construction-in-progress		6,238,161	1,932,729	690	—	—	(418,303)	7,753,277

Total	￦	32,276,379	1,995,425	60,667	(22,714)	(607,789)	115,246	33,817,214

(*1)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others (*2)	Ending
Land	￦	2,549,178	51,978	2,377	(26,793)	—	69,682	2,646,422
Buildings		4,019,829	210,756	12,210	(29,756)	(298,978)	254,741	4,168,802
Structures		2,260,437	25,170	—	(24,308)	(199,970)	258,852	2,320,181
Machinery and equipment		16,179,384	698,693	5,804	(209,357)	(1,774,051)	1,631,731	16,532,204
Vehicles		66,743	15,620	141	(1,244)	(20,705)	(401)	60,154
Tools		80,877	17,404	411	(1,081)	(36,026)	8,266	69,851
Furniture and fixtures		169,689	53,040	76	(3,369)	(65,074)	29,018	183,380
Capital lease assets		38,542	535	—	(236)	(9,154)	27,537	57,224
Construction-in-progress		3,088,505	6,314,731	—	—	—	(3,165,075)	6,238,161

Total	￦	28,453,184	7,387,927	21,019	(296,144)	(2,403,958)	(885,649)	32,276,379

(*1)	Includes impairment losses of property, plant and equipment amounted to ￦12,977 million.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

12. Goodwill and Other Intangible Assets

(a)	The changes in carrying value of goodwill and other intangible assets for the three-month period ended March 31, 2013 and the year ended December 31, 2012 were as follows:

1)	For the three-month period ended March 31, 2013

			Increase		Decrease
(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,713,691	—	2,668	—	—	—	11,825	1,728,184
Intellectual property rights		275,146	10,097	—	—	(6,556)	—	2,610	281,297
Premium in rental (*2)		137,733	157	1,602	(810)	(244)	(463)	329	138,304
Development expense		60,931	1,431	—	—	(6,365)	—	10,633	66,630
Port facilities usage rights		83,122	—	—	—	(2,320)	—	49,166	129,968
Exploration and evaluation assets		479,728	550	—	—	—	—	(17,022)	463,256
Mining development assets		1,643,306	99,261	—	—	—	—	—	1,742,567
Customer relationships		750,732	—	—	—	(14,556)	—	6,160	742,336
Other intangible assets		517,972	80,120	—	(217)	(19,381)	—	1,312	579,806

	￦	5,662,361	191,616	4,270	(1,027)	(49,422)	(463)	65,013	5,872,348

(*1)	Acquisition amounts include goodwill amounting to ￦2,668 million related to the acquisition of POSCO YongXin Rare Earth Metal Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications.

2)	For the year ended December 31, 2012

			Increase		Decrease
(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,656,817	—	77,298	—	—	(7,230)	(13,194)	1,713,691
Intellectual property rights		274,907	26,677	1	(1,375)	(24,829)	—	(235)	275,146
Premium in rental (*2)		139,144	13,498	622	(10,038)	(544)	(12,336)	7,387	137,733
Development expense		45,583	10,266	—	(148)	(23,011)	—	28,241	60,931
Port facilities usage rights		94,746	—	—	—	(11,624)	—	—	83,122
Exploration and evaluation assets		473,192	7,349	—	—	—	(1,671)	858	479,728
Mining development assets		1,414,315	228,991	—	—	—	—	—	1,643,306
Customer relationships		807,068	—	—	—	(53,517)	—	(2,819)	750,732
Other intangible assets		339,156	201,269	26,748	(652)	(44,466)	(9)	(4,074)	517,972

	￦	5,244,928	488,050	104,669	(12,213)	(157,991)	(21,246)	16,164	5,662,361

(*1)	Acquisition amounts include goodwill amounting to ￦77,298 million related to the acquisition of PONUTech Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

13. Other Assets

Other current assets and other long-term assets as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Other current assets
Advance payment	￦	1,317,675	1,205,969
Prepaid expenses		234,675	189,647
Others		1,913	2,564

	￦	1,554,263	1,398,180

Other long-term assets
Long-term advance payment	￦	2,410	2,119
Long-term prepaid expenses		194,863	178,934
Others		220,636	212,733

	￦	417,909	393,786

14. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	Bank	Interest rate(%)	March 31, 2013		December 31, 2012
Short-term borrowings
Bank overdrafts	BOA and others	0.1~6.0	￦	105,417	123,685
Short-term borrowings (*1)	Shinhan Bank and others	0.3~14.0		7,440,437	7,586,993

				7,545,854	7,710,678

Current portion of long-term liabilities
Current portion of long-term borrowings (*1)	Korean Development Bank and others	0.5~6.0		904,307	898,564
Current portion of foreign loan	NATIXIS	2.0		907	901
Current portion of debentures (*1)	Korean Development Bank and others	1.9~9.0		3,672,663	1,899,430
Less : current portion of discount on debentures issued				(5,762)	(2,644)
Add : premium on debentures redemption				2,288	2,419

				4,574,403	2,798,670

			￦	12,120,257	10,509,348

(*1)	Property, plant and equipment, short-term financial assets, available-for-sale financial assets and other assets amounting to ￦3,562,213 million, ￦10,306 million, ￦736,402 million and ￦65 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	Bank	Interest rate(%)	March 31, 2013		December 31, 2012
Long-term borrowings (*1)	Korean Development Bank and others	0.5~11.2	￦	6,359,224	5,161,711
Less : present value discount				(42,175)	(44,293)
Foreign loan (*2)	NATIXIS	2.0		1,799	2,009
Bonds (*1,3)	Korean Development Bank and others	1.5~6.0		8,106,008	9,339,966
Less : discount on debentures issued				(54,963)	(62,943)
Add : premium on debentures redemption				14,790	15,635

			￦	14,384,683	14,412,085

(*1)	Property, plant and equipment, short-term financial assets, available-for-sale financial assets and other assets amounting to ￦3,562,213 million, ￦10,306 million, ￦736,402 million and ￦65 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.
(*2)	As of March 31, 2013 and December 31, 2012, Korea Development Bank has provided guarantees for borrowings from foreign financial institutions.
(*3)	POSCO issued bonds exchangeable to SK Telecom Co., Ltd.’s ADRs through Zeus (Cayman) Ltd. August 2011. The Company accounted for these exchangeable bonds as long-term borrowings. POSCO provides guarantees for Zeus (Cayman) Ltd.

15. Other Payables

Other payables as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Current
Accounts payable	￦	854,784	737,802
Accrued expenses		807,698	868,015
Dividend Payable		504,025	7,487
Finance lease liabilities		14,258	16,044
Withholding		207,093	205,556

	￦	2,387,858	1,834,904

Non-current
Accounts payable	￦	119,700	117,462
Accrued expenses		18,067	24,950
Finance lease liabilities		33,832	32,961
Long-term withholding		71,776	68,549

	￦	243,375	243,922

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Current
Derivatives liabilities	￦	115,866	84,922
Financial guarantee liabilities		9,529	7,819

	￦	125,395	92,741

Non-current
Derivatives liabilities	￦	103,789	100,220
Financial guarantee liabilities		20,022	17,493

	￦	123,811	117,713

17. Provisions

(a)	Provisions as of March 31, 2013 and December 31, 2012 are as follows:

	March 31, 2013			December 31, 2012
(in millions of Won)	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	33,523	—	42,904	—
Provision for construction warranties		23,594	24,991	23,489	27,227
Provision for legal contingencies and claims (*1)		—	32,357	—	30,920
Others		19,366	43,517	11,438	41,951

	￦	76,483	100,865	77,831	100,098

(*1)	As of March 31, 2013 and December 31, 2012, the amount includes a provision of ￦24,949 million and ￦23,784 million, respectively, for potential claims in connection with the spin-off of the trading division of Daewoo International Corporation in 2000 (note 32). In addition, the amount as of March 31, 2013 and December 31, 2012, includes a provision of ￦7,408 million and ￦7,136 million, respectively, for a payment guarantee related to borrowings incurred in the disposition of Daewoo Cement (Shandong) Co., Ltd. during the year ended December 31, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(b)	Changes in provisions for the three-month period ended March 31, 2013 and the year ended December 31, 2012 are as follows:

1)	For the three-month period ended March 31, 2013

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
Provision for bonus payments	￦	42,904	13,242	(21,423)	(1,204)	4	33,523
Provision for construction warranties		50,716	6,529	(3,561)	(331)	(4,768)	48,585
Provision for legal contingencies and claims		30,920	195	—	—	1,242	32,357
Others		53,389	10,245	(1,074)	155	168	62,883

	￦	177,929	30,211	(26,058)	(1,380)	(3,354)	177,348

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
Provision for bonus payments	￦	47,682	343,062	(347,262)	(523)	(55)	42,904
Provision for construction warranties		50,623	24,694	(16,054)	(4,472)	(4,075)	50,716
Provision for legal contingencies and claims		38,847	8,540	—	(16,163)	(304)	30,920
Others		41,623	14,209	(3,450)	(1,680)	2,687	53,389

	￦	178,775	390,505	(366,766)	(22,838)	(1,747)	177,929

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

18. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Expense related to post-employment benefit plans under defined contribution plans	￦	5,400	2,962

(b)	Defined benefit plan

1)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Present value of funded obligations	￦	1,544,404	1,394,675
Fair value of plan assets		(1,083,531)	(1,064,711)
Present value of non-funded obligations		14,845	15,724

Net defined benefit liabilities	￦	475,718	345,688

2)	The changes in present value of defined benefit obligations for the three-month period ended March 31, 2013 and the year ended December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Defined benefit obligation at the beginning of period	￦	1,410,399	1,173,238
Current service cost		61,268	212,450
Interest costs		11,765	51,351
Actuarial losses		106,133	83,050
Business combinations		10,933	1,684
Benefits paid		(40,908)	(116,846)
Others		(341)	5,472

Defined benefit obligation at the end of period	￦	1,559,249	1,410,399

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

3)	The changes in fair value of plan assets for the three-month period ended March 31, 2013 and the year ended December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Fair value of plan assets at the beginning of period	￦	1,064,711	832,771
Interest on plan assets		9,666	37,669
Remeasurement of plan assets		1,157	2,157
Contributions to plan assets		20,654	267,420
Business combinations		8,930	906
Others		(612)	(489)
Benefits paid		(20,975)	(75,723)

Fair value of plan assets at the end of period	￦	1,083,531	1,064,711

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Current service costs	￦	61,268	53,288
Interest costs		11,765	12,555
Interest on plan assets		(9,666)	(8,791)

	￦	63,367	57,052

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

19. Other Liabilities

Other liabilities as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Other current liabilities
Due to customers for contract work	￦	749,662	529,104
Advances received		1,513,944	1,289,805
Unearned revenue		39,046	46,963
Withholdings		155,368	162,073
Deferred revenue		198	235
Others (*1)		279,050	283,474

	￦	2,737,268	2,311,654

Other long-term liabilities
Advances received	￦	327,861	312,668
Unearned revenue		765	841
Others (*1)		78,282	64,305

	￦	406,908	377,814

(*1)	Includes other current liabilities of ￦269,999 million and ￦274,490 million and other long-term liabilities of ￦15,813 million and ￦14,939 million as of March 31, 2013 and December 31, 2012, respectively, related to the Company’s interest in a joint operation owned by POSCO’s subsidiaries.

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	69,486	71,354
Available-for-sale financial assets		3,955,135	3,914,521
Held-to-maturity investments		4,967	34,488
Loans and receivables		20,460,211	19,787,951

	￦	24,489,799	23,808,314

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

2)	Financial liabilities as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	219,655	185,142
Financial liabilities measured as amortized cost
Trade accounts payable		4,433,059	4,391,787
Borrowings		26,504,940	24,921,433
Financial guarantee liabilities		29,551	25,312
Others		2,297,754	1,802,175

		33,265,304	31,140,707

	￦	33,484,959	31,325,849

3)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2013 and 2012 were as follows:

	March 31, 2013

	Financial income and costs
			Gain and loss	Gain and loss
	Interest		on foreign	on foreign	Gain and			Other
	income	Dividend	currency	currency	loss on			comprehensive
(in millions of Won)	(cost)	income	transactions	translations	disposal	Others	Total	income
Financial assets at fair value through profit or loss	￦ 84	—	—	—	39,430	80,753	120,267	—
Available-for-sale financial assets	858	38,175	—	—	207	(118,306)	(79,066)	102,029
Held-to-maturity investments	386	—	—	—	—	21	407	—
Loans and receivables	62,583	—	43,687	126,795	(4,039)	(19)	229,007	—
Financial liabilities at fair value through profit or loss	—	—	—	—	(99,767)	(117,483)	(217,250)	—
Financial liabilities at amortised cost	(160,738)	—	(63,954)	(137,110)	—	(3,155)	(364,957)	—

	￦ (96,827)	38,175	(20,267)	(10,315)	(64,169)	(158,189)	(311,592)	102,029

‚	March 31, 2012

	Financial income and costs
			Gain and loss	Gain and loss
	Interest		on foreign	on foreign	Gain and			Other
	income	Dividend	currency	currency	loss on			comprehensive
(in millions of Won)	(cost)	income	transactions	translations	disposal	Others	Total	income
Financial assets at fair value through profit or loss	￦ —	—	—	—	93,709	30,354	124,063	—
Available-for-sale financial assets	48	65,992	—	—	9,983	(59,872)	16,151	306,227
Held-to-maturity investments	417	—	—	—	—	20	437	—
Loans and receivables	73,708	—	(104,339)	6,930	(12,582)	(41)	(36,324)	—
Financial liabilities at fair value through profit or loss	—	—	—	—	(88,145)	(66,703)	(154,848)	—
Financial liabilities at amortised cost	(224,976)	—	109,555	237,370	—	(1,098)	120,851	—

	￦ (150,803)	65,992	5,216	244,300	2,965	(97,340)	70,330	306,227

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of March 31, 2013 and December 31, 2012 are as follows:

	March 31, 2013			December 31, 2012
(in millions of Won)	Book Value		Fair Value	Book Value	Fair Value
Assets measured at fair value
Available-for-sale financial assets (*1)	￦	3,350,293	3,350,293	3,349,606	3,349,606
Derivatives assets held for trading (*2)		69,486	69,486	71,354	71,354

		3,419,779	3,419,779	3,420,960	3,420,960

Assets measured amortized cost (*3)
Cash and cash equivalents		4,200,226	4,200,226	4,680,526	4,680,526
Trade accounts and notes receivable		11,948,715	11,948,715	11,180,177	11,180,177
Loans and other receivables		4,311,270	4,311,270	3,927,248	3,927,248
Held-to-maturity investments		4,967	4,967	34,488	34,488

		20,465,178	20,465,178	19,822,439	19,822,439

Liabilities measured fair value
Derivatives liabilities held for trading (*2)		219,655	219,655	185,142	185,142

Liabilities measured amortized cost (*3)
Trade accounts and notes payable		4,433,059	4,433,059	4,391,787	4,391,787
Borrowings		26,504,940	27,072,862	24,921,433	25,382,344
Financial guarantee liabilities		29,551	29,551	25,312	25,312
Others		2,297,754	2,297,754	1,802,175	1,802,175

	￦	33,265,304	33,833,226	31,140,707	31,601,618

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The book value of available-for-sale financial assets accounted for at cost is not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

2)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair values of financial instruments by fair value hierarchy as of March 31, 2013 and December 31, 2012 are as follows:

a.	March 31, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,587,126	—	763,167	3,350,293
Derivatives assets held for trading		—	69,486	—	69,486

		2,587,126	69,486	763,167	3,419,779

Financial Liabilities
Derivatives liabilities held for trading	￦	—	219,655	—	219,655

b.	December 31, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,590,933	—	758,673	3,349,606
Derivatives assets held for trading		—	71,354	—	71,354

		2,590,933	71,354	758,673	3,420,960

Financial Liabilities
Derivatives liabilities held for trading	￦	—	185,142	—	185,142

(c)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

21. Share Capital and Contributed Surplus

(a)	Share capital as of March 31, 2013 and December 31, 2012 are as follows:

(Share, Won)	March 31, 2013		December 31, 2012
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2013, total shares of ADRs of 55,294,944 are equivalent to 13,823,736 of common stock.
(*2)	As of March 31, 2013, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Share premium	￦	463,825	463,825
Gains on disposal of treasury shares		763,874	763,867
Other capital surplus		(124,780)	(122,878)

	￦	1,102,919	1,104,814

22. Reserves

Reserves as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Accumulated comprehensive loss of investments in associates	￦	(51,240)	(129,159)
Changes in the unrealized fair value of available-for-sale investments		169,469	67,956
Currency translation differences		193,871	(8,591)
Others		(22,284)	(18,356)

	￦	289,816	(88,150)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

23. Treasury Shares

As of March 31, 2013, the Company holds 9,942,317 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

24. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Wages and salaries	￦	193,325	183,848
Expenses related to defined benefit plan		17,333	15,723
Other employee benefits		41,664	45,502
Travel		11,507	12,715
Depreciation		54,670	44,899
Communication		3,717	3,982
Electric power		4,344	2,618
Taxes and public dues		14,339	14,820
Rental		26,460	17,493
Repairs		1,991	3,077
Insurance		1,808	1,874
Entertainment		4,198	4,575
Advertising		18,356	15,292
Research & development		60,546	42,825
Service fees		56,119	64,345
Supplies		3,323	5,548
Vehicles maintenance		3,079	5,577
Industry association Fee		4,680	3,945
Training		2,982	4,754
Conference		4,037	5,097
Warranty expense		4,628	3,025
Bad debt allowance		14,081	5,418
Others		4,633	5,929

	￦	551,820	512,881

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Freight	￦	359,962	369,687
Operating expenses for distribution center		2,262	2,334
Sales commissions		15,814	18,869
Sales advertising		504	147
Sales promotion		8,043	3,423
Samples		1,178	1,988
Sales insurance premium		6,389	8,143
Contract cost		8,760	13,001
Others		2,061	1,547

	￦	404,973	419,139

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

25. Adjusted Operating Profit

Adjusted operating profits which include the other profits or losses excluded in operating profit but reflect the results of the Company’s operations for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Operating profit on the statement of comprehensive income	￦	716,919	￦	746,142

Add
Gain on disposals of property, plant and equipment		2,986		2,222
Gain on disposals of investment in subsidiaries and associates		3,059		4,028
Gain on disposals of assets held for sale		—		1,150
Reversal of other bad debt allowance		—		6,216
Reversal of impairment loss of advance payments for order		5,289		—
Rental revenues		1,734		532
Grant income		322		817
Outsourcing income		6,190		13,272
Gain on disposals of wastes		1,637		2,273
Gain from claim compensation		5,348		14,700
Penalty income from early termination of contracts		6,596		13,968
Others		5,259		53,060

		38,421		112,238

Deduct
Loss on disposals of property, plant and equipment		(18,741)		(13,873)
Loss on disposals of investment property		(188)		(759)
Loss on disposals of assets held for sale		—		(9,391)
Loss on disposals of investment in subsidiaries and associates		(15,750)		(395)
Idle tangible assets expenses		(7,144)		(6,594)
Other bad debt expenses		(3,949)		(4,941)
Donations		(14,700)		(24,605)
Impairment loss of property, plant and equipment and others		(1,508)		(1,985)
Others		(15,592)		(8,059)

		(77,572)		(70,602)

Adjusted operating profit	￦	677,768	￦	787,778

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

26. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Other non-operating income
Gain on disposals of property, plant and equipment	￦	2,986	2,222
Gain on disposals of investment in subsidiaries and associates		3,059	4,028
Gain on disposals of assets held for sale		—	1,150
Reversal of other bad debt allowance		—	6,216
Reversal of impairment loss of advance payments for order		5,289	—
Rental revenues		1,734	532
Grant income		322	817
Outsourcing income		6,190	13,272
Gain on disposals of wastes		1,637	2,273
Gain from claim compensation		5,348	14,700
Penalty income from early termination of contracts		6,596	13,968
Others		5,259	53,060

	￦	38,421	112,238

Other non-operating expense
Loss on disposals of property, plant and equipment	￦	18,741	13,873
Loss on disposals of investment property		188	759
Loss on disposals of assets held for sale		—	9,391
Loss on disposals of investment in subsidiaries and associates		15,750	395
Idle tangible assets expenses		7,144	6,594
Other bad debt expenses		3,949	4,941
Donations		14,700	24,605
Impairment loss of property, plant and equipment and others		1,508	1,985
Others		15,592	8,059

	￦	77,572	70,602

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

27. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2013 and 2012 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2013		March 31, 2012
Changes in inventories	￦	2,881,156	4,794,413
Cost of merchandises sold		6,139,227	5,041,686
Employee benefits expenses		826,772	762,977
Outsourced processing cost		2,016,185	1,402,266
Depreciation expenses (*1)		611,576	566,399
Amortization expenses		49,422	32,470
Freight and custody expenses		359,962	369,687
Commission paid		15,814	18,869
Loss on disposals of property, plant and equipment		18,741	13,873
Donations		14,700	24,605
Other expenses		1,008,981	2,605,859

	￦	13,942,536	15,633,104

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

28. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Finance income
Interest income	￦	63,911	74,174
Dividend income		38,175	65,992
Gain on foreign currency transactions		185,080	183,174
Gain on foreign currency translations		268,735	328,415
Gain on transactions of derivatives		40,251	93,268
Gain on valuations of derivatives		94,273	30,812
Gain on disposals of available-for-sale investments		207	9,987
Others		961	1,317

	￦	691,593	787,139

Finance costs
Interest expenses	￦	(160,738)	(224,977)
Loss on foreign currency transactions		(205,347)	(177,958)
Loss on foreign currency translations		(279,050)	(84,115)
Loss on transactions of derivatives		(100,589)	(88,259)
Loss on valuations of derivatives		(131,106)	(8,388)
Impairment loss on available-for-sale investments		(118,306)	(59,872)
Others		(8,049)	(73,240)

	￦	(1,003,185)	(716,809)

29. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax income/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The effective tax rate of the Company for the three-month periods ended March 31, 2013 and 2012 was 20.46% and 27.40%, respectively. The change in effective tax rate was caused mainly by the increase in tax credits and decrease in unrecognized deferred tax assets relating to losses of subsidiaries and associates because realization was not considered probable.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

30. Earnings per Share

(a)	Basic and diluted earnings per share for the three-month periods ended March 31, 2013 and 2012 were as follows:

(Won, except per share information)	March 31, 2013		March 31, 2012
Profit attribute to controlling interest	￦	278,007,943,087	629,538,375,913
Weighted-average number of common shares outstanding (*1)		77,244,466	77,244,444
Basic and diluted earnings per share		3,599	8,150

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	March 31, 2013	March 31, 2012
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,942,369)	(9,942,391)

Weighted-average number of common shares outstanding	77,244,466	77,244,444

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2013 and 2012, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

31. Related Party Transactions

(a)	Significant transactions with related companies for the three-month periods ended March 31, 2013 and 2012 were as follows:

	Sales and others (*1)			Purchase and others (*2)
(in millions of Won)	March 31, 2013		March 31, 2012	March 31, 2013	March 31, 2012
Subsidiaries (*3)
POSCO E&C Co., Ltd.	￦	3,366	3,696	859,095	279,072
POSCO P&S Co., Ltd.		209,378	205,833	364,966	406,630
POSCO Coated & Color Steel Co., Ltd.		112,079	147,081	2,274	1,383
POSCO ICT Co., Ltd.		324	295	88,640	92,784
POSCO Chemtech Co., Ltd.		129,880	127,249	196,412	195,006
POSCO M-TECH CO., LTD.		4,380	6,675	79,616	79,066
POSCO TMC Co., Ltd.		46,753	46,071	404	225
POSCO AST Co., Ltd.		119,096	80,993	15,889	15,460
Daewoo International Corp.		905,200	1,091,888	2,984	2,850
POSCO NST.CO., LTD.		—	63,844	—	923
POSCO America Corporation		113,719	177,861	59	8
POSCO Canada Pty. Ltd.		—	—	16,884	46,310
POSCO Asia Co., Ltd.		524,727	493,373	12,849	18,050
POSCO-Japan Co., Ltd.		280,373	350,250	2,268	6,547
POSCO-IPPC Pvt. Ltd.		32,376	40,175	—	2
POSCO-Mexico Co., Ltd.		73,961	64,948	460	—
Daewoo International Singapore Pte. Ltd.		—	—	18,816	9,904
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		38,167	29,453	—	—
POSCO Maharashtra Steel Pvt. Ltd.		35,139	40,507	40	—
eNtoB Co., Ltd.		—	—	58,178	61,638
POSCO Plant Engineering Co., Ltd.		21	121	43,927	73,373
Pos Himetal Co., Ltd.		5,538	5,795	32,840	32,255
POSMATE Co., Ltd.		227	—	11,729	—
Others		180,196	211,036	44,852	65,683

		2,814,900	3,187,144	1,853,182	1,387,169

Associates
POSMATE Co., Ltd.		—	246	—	12,081
SNNC Co., Ltd.		446	540	105,455	87,545
Sungjin Geotec Co., Ltd.		2,307	7,435	—	—
DONG BANG METAL IND. CO., LTD.		—	28,835	—	—
USS-POSCO Industries (UPI)		—	85	—	101
Poschrome Pty. Ltd.		—	—	15,552	17,374
POSCO- SAMSUNG- Slovakia Processing Center Co., Ltd.		2,728	8,155	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		2,569	8,108	—	—
PT. POSMI Steel Indonesia		1,975	2,480	—	—
POSK (PingHu) Processing Center Co., Ltd.		1,198	968	—	—
Others		596	1,256	1,145	2,200

		11,819	58,108	122,152	119,301

	￦	2,826,719	3,245,252	1,975,334	1,506,470

(*1)	Sales and others include sales and insignificant other non-operating income. Sales are mainly sales of steel products and these are priced on an arm’s length basis.
(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of March 31, 2013, the Company provided guarantees to related parties (Note 32).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(b)	The related account balances of significant transactions with related companies as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	Receivables (*1)			Payables (*1)
	March 31, 2013		December 31, 2012	March 31, 2013	December 31, 2012
Subsidiaries
POSCO E&C Co., Ltd.	￦	321,088	7,977	386,127	403,630
POSCO P&S Co., Ltd.		84,424	64,564	14,786	32,672
POSCO Plant Engineering Co., Ltd.		139	267	17,224	32,297
POSCO ICT Co., Ltd.		2,684	287	52,037	91,297
POSCO Coated & Color Steel Co., Ltd.		143,111	108,505	1,214	2,618
POSCO Chemtech Co., Ltd.		94,315	47,074	88,070	84,538
POSCO TMC CO., Ltd.		45,256	64,862	85	145
POSCO AST Co., Ltd.		111,908	65,575	9,284	7,800
Daewoo International Corp.		308,589	358,824	627	730
POSCO America Corporation		24,270	63,545	30	—
POSCO Asia Co., Ltd.		95,443	102,849	2,782	2,244
POSCO-TBPC Co., Ltd.		16,239	17,986	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		5,423	8,710	—	—
POSCO-Vietnam Co., Ltd.		341	291	—	—
POSCO-Japan Co., Ltd.		45,702	35,400	236	673
POSCO-IPPC Pvt. Ltd.		13,621	—	—	—
POSCO-Mexico Co., Ltd.		122,578	131,669	—	—
POSCO M-TECH CO., LTD.		3,173	1,293	40,615	36,992
eNtoB Co., Ltd.		—	3	15,934	16,581
POSMATE Co., Ltd.		2,755	—	5,383	—
Others		110,826	126,330	32,138	62,244

		1,551,885	1,206,011	666,572	774,461

Associate
POSMATE Co., Ltd.		—	78	—	6,315
SNNC Co., Ltd.		27,804	229	18,231	37,145
Sungjin Geotec Co., Ltd.		914	4,849	—	—
Poschrome Pty. Ltd.		—	—	1,467	2,273
Others		320	453	213	804

		29,038	5,609	19,911	46,537

	￦	1,580,923	1,211,620	686,483	820,998

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payables and other payables.

(c)	For the three-month periods ended March 31, 2013 and 2012, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Short-term benefits	￦	36,920	31,086
Retirement benefits		13,652	9,410
Long-term benefits		3,942	5,807

	￦	54,514	46,303

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to the compensation described above, the Company provided stock appreciation rights to its executive officers and recorded stock compensation expenses amounted to ￦375 million for the three-month period ended March 31, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

32. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of March 31, 2013, are as follows:

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[The Company]
POSCO	POSCO (Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	157,600,000	175,267
	POSCO Investment Co., Ltd.	BOC	CNY	350,000,000	62,633
		HSBC and others	USD	400,000,000	444,840
	POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea and others	USD	566,000,000	629,449
	POSCO VST Co., Ltd.	ANZ(Taipei) and others	USD	65,000,000	72,287
	POSCO-Mexico Co., Ltd.	HSBC and others	USD	244,725,000	272,159
	POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	200,000,000	222,420
	Zeus (Cayman) Ltd.	Creditor	JPY	38,798,173,522	457,869
	Zhangjiagang Pohang Stainless Steel Co., Ltd	MIZUHO and others	USD	160,000,000	177,936
	POSCO ASSAN TST Steel Industry	SMBC and others	USD	188,392,500	209,511
	POSCO Electrical Steel India Private Limited	ING and others	USD	84,000,000	93,416
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,210,300,000	1,345,975
Daewoo International Corporation	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	19,000,000	21,130
	Daewoo International Australia Holdings Pty. Ltd.	KEB bank	USD	12,000,000	13,345
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	13,901
	Daewoo Textile Bukhara LLC	Export-Import Bank of Korea	USD	22,950,000	25,523
	Daewoo International MEXICO S.A. de C.V.	SMBC	USD	25,000,000	27,803
	POSCO ASSAN TST STEEL Industry	ING and others	USD	20,932,500	23,279
	Brazil Sao Paulo Steel Processing Center Co., Ltd.	SMBC	USD	20,000,000	22,242
	Daewoo International Deutschland GmbH	Shinhan Bank	EUR	15,000,000	21,378
	Daewoo International Japan Corp.	SMBC	JPY	2,000,000,000	23,603
POSCO E&C Co., Ltd.	HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Woori Bank and others	USD	135,000,000	150,134
	International Business Center Corporation	Export-Import Bank of Korea	USD	20,000,000	22,242
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	31,500,000	35,031
	SANTOS CMI S.A	CITI Ecuador and others	USD	36,000,000	40,036
POSCO P&S Co., Ltd.	POSCO Canada Pty., Ltd.	Hana Bank	USD	12,484,500	13,884
POSCO ICT Co., Ltd.	PT. POSCO ICT Indonesia	POSCO Investment Co., Ltd.	USD	3,000,000	3,336
	VECTUS Ltd.	POSCO Investment Co., Ltd.	USD	4,000,000	4,448
	POSCO ICT BRASIL	KEB Bank	BRL	8,875,000	4,876
	PARTICIPACOES LTDA
POSCO Energy Co., Ltd.	TECHREN Solar, LLC	Woori Bank	USD	12,271,600	13,647
POSCO Engineering Co., Ltd.	PT DEC INDONESIA	KEB Bank	USD	6,818,876	7,583
		KEB Bank and others	IDR	75,491,004,478	8,636
	POSCO Engineering (THAILAND) Co., Ltd.	Citi Bank and others	USD	19,300,000	21,464
		Woori Bank and others	THB	2,565,052,000	97,267
POSCO JAPAN Co., Ltd.	POSCO-JEPC Co., Ltd.	Mizuho Bank and others	JPY	2,609,832,827	30,799
	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	1,347,800,000	15,906
	POSCO-JOPC Co., Ltd.	Kiyo bank and others	JPY	1,168,750,000	13,793
	Xenesys Inc.	Aozora Bank	JPY	220,000,000	2,596
Daewoo Textile Fergana LLC	Daewoo Textile Bukhara LLC	NBU	USD	3,196,666	3,555
POSCO E&C (CHINA) Co., Ltd.	HONG KONG POSCO E&C (China) Investment Co., Ltd.	Woori Bank(Beijing branch)	USD	33,000,000	36,699
POSCO Chemtech Co., Ltd.	PT.Krakatau POSCO Chemtech Calcination	KEB Bank	USD	42,055,000	46,769

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[Associates]
POSCO	BX STEEL POSCO Cold Rolled	BOC and others	CNY	7,100,000	1,271
	Sheet Co., Ltd.		USD	1,400,000	1,557
		China Construction Bank	USD	880,000	979
	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	27,246
	POSUK Titanium	Shinhan Bank	USD	18,000,000	20,018
Daewoo International Corporation	DMSA-AMSA	Export-Import Bank of Korea and others	USD	149,000,000	165,703
		Export-Import Bank of Korea and others	USD	16,133,333	17,942
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea	USD	5,950,000	6,617
POSCO E&C Co., Ltd.	Taegisan Wind Power Corporation	NH Bank and others	KRW	7,500	7,500
	PSIB Co., Ltd.	Hana Bank and others	KRW	356,600	356,600
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank and others	KRW	28,226	28,226
POSCO P&S Co., Ltd.	Sebang Steel Co., Ltd.	Fukuoka Bank	JPY	245,000,000	2,891
POSCO ICT Co., Ltd.	Uitrans LRT Co., Ltd.	Construction Guarantee Cooperative	KRW	64,638	64,638
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank	KRW	2,530	2,530
POSCO Engineering Co., Ltd.	PT Wampu Electric Power	PT Bank Woori Indonesia	USD	344,848	384
		Export-Import Bank of Korea and SMBC	USD	7,052,000	7,843
Daewoo (China) Co., Ltd.	Shanghai Lansheng Daewoo Corporation	Bank of Communications	CNY	100,000,000	17,895
POSCO CHEMTECH Co., Ltd.	PT.INDONESIA POS CHEMTECH CHOSUN REF	KEB Bank	USD	6,000,000	6,673
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea	USD	50,408,289	56,059
	Sherritt International Corporation	Export-Import Bank of Korea	USD	6,207,696	6,904
POSCO E&C Co., Ltd.	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	55,605
	ALD PFV and others	KEB Bank and others	KRW	1,103,163	1,103,163
POSCO Plant Engineering Co., Ltd.	Gyeongpo wind power generation and others	KB Bank and others	KRW	218,383	218,383
	GS CALTEX HOU and others	KEB Bank and others	USD	5,633,441	6,265
	Taiwan Power Company Ltd.	KEB Bank	NTD	50,000,000	1,861
	NESS HOLDINGS CO., LTD.	KEB Bank	JPY	12,300,000	145
POSCO ICT Co., Ltd.	BTL business and others	Kyobo Life Insurance Co., Ltd. and others	KRW	1,781,581	1,781,581
	SMS Energy and others	Hana Bank and others	KRW	206,960	206,960
POSCO M-TECH Co., Ltd.	PYUNGSAN SI Co., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	275	275
POSCO Engineering Co., Ltd.	Kwanma Solar Co., Ltd. and others	Hana Bank and others	KRW	46,486	46,486
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	46,040	46,040
			CNY	457,100,000	81,799
			EUR	15,000,000	21,378
			BRL	8,875,000	4,876
			IDR	75,491,004,478	8,636
			JPY	46,401,856,349	547,602
			KRW	3,862,382	3,862,382
			THB	2,565,052,000	97,267
			USD	4,108,536,249	4,569,106

(b)	POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦1,896,606 million while Samsung C&T Corporation and SK E&C have provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO E&C Co., Ltd. amounting to ￦1,121,267 million as of March 31, 2013. POSCO E&C Co., Ltd. provides payment guarantees on borrowings of customers such as Asset Backed Commercial Paper amounted to ￦544,919 million and Project Financing loan amounted to ￦254,580 million as of March 31, 2013.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(c)	Other commitments

Details of other commitments of the Company as of March 31, 2013, are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of March 31, 2013, 208 million tons of iron ore and 24 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, following the changes of the monthly standard oil price (JCC) and also price ceiling is applicable.

As of March 31, 2013, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million, respectively. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana- Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Energy Co., Ltd. under construction of new power plant.

POSCO has provided a supplemental funding agreement amounting to ￦9,800 million, as requested from the creditors for seamless funding to Busan E&E Co., Ltd. under construction of Busan RDF power plant and also provided financial joint guarantee for business fulfillment insurance amounting to ￦21,329 million related to the construction.

POSCO E&C Co., Ltd.	As of March 31, 2013, POSCO E&C Co., Ltd. has comprehensive loan agreements of up to ￦360,000 million and USD 308 million with Woori Bank and ￦83,000 million and USD 500 million with Korea Exchange Bank. Also, POSCO E&C Co., Ltd. has bank overdraft agreements of up to ￦20,000 million with Woori Bank which is included in the limit of comprehensive loan agreements and ￦3,000 million with Korea Exchange Bank.

POSCO ICT Co., Ltd.	As of March 31, 2013, in relation to contract enforcement, POSCO ICT Co., Ltd. was provided with ￦115,804 million and ￦52,620 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

As of March 31, 2013, in relation to transfer of military camp based on Changwon city & land development projects, POSCO ICT Co., Ltd. provided Kyongnam Bank and other banks with ￦620,000 million fund support under fund support agreements between POSCO ICT Co., Ltd. and Unicity 7th LLC.

As of March 31, 2013, in relation to Incheongimpo Highway investment projects, POSCO ICT Co., Ltd. provided Korea Development Bank and other banks with ￦175,000 million fund support under fund support agreements between POSCO ICT Co., Ltd. and Incheongimpo Highway Co., Ltd.

As of March 31, 2013, in relation to Busan sansung tunnel projects, POSCO ICT Co., Ltd. provided Korean Development Bank and other banks with ￦17,000 million fund support under fund support agreements between POSCO ICT Co., Ltd. and Busan Sansung Tunnel Co., Ltd.

As of March 31, 2013, POSCO ICT Co., Ltd. provided ￦18,167 million of guaranties to Seoul Guarantee Insurance to ensure performance guarantee agreement which Inje Speedium and others had.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

POSCO Specialty Steel Co., Ltd.

As of March 31, 2013, POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to ￦952,833 million with Industrial Bank of Korea and others. POSCO Specialty Steel Co., Ltd. has used ￦177,358 million of this loan agreement.

As of March 2013, POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and nine other banks for opening letters of credit of up to USD 300 million, and for a loan of up to ￦120,975 million. POSCO Specialty Steel Co., Ltd. has used USD 190 million for opening letters of credit and ￦6,491 million for Korean Won loans.

POSMATE Co., Ltd.	During the year ended December 31, 2012, POSMATE Co., Ltd. disposed of POSMATE Insure Co., Ltd. and had a indemnification agreement of up to ￦550 Million with the acquiree when revenue fell short of a certain amount form January 1, 2013 to September 30, 2016.

(d)	Litigation in progress

As of March 31, 2013, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business.

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of JPY 98.6 billion (￦1,163.6 billion). Through the first and second trials held in October and December 2012, respectively, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of March 31, 2013, the Japan court has not made any judgments on this matter. Since the Company does not believe that it is probable that an outflow of resources will be required, the Company has not recorded any provision for this lawsuit in Japan as of March 31, 2013.

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. As of March 31, 2013, no claim amount has been made and the Company is under discovery proceedings related to this matter. Due to the early stage of the litigation and the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing, if any, that might be awarded to Nippon Steel & Sumitomo Metal Corporation. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of the civil lawsuit. Therefore, the Company has not recorded any provision for this lawsuit in the U.S. as of March 31, 2013.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

2)	Lawsuits related to liability of Daewoo Co., Ltd. which was spun off into Daewoo International Corporation and Daewoo Engineering & Construction Co., Ltd.

In May 2002, Industrial Development Bank of India Limited, the creditor of Daewoo Motors India Ltd. for which Daewoo Co., Ltd. provided guarantee, filed lawsuits against Daewoo Motors India Ltd., Daewoo Co., Ltd., Daewoo Engineering & Construction Co., Ltd, and Daewoo International Corporation (a subsidiary of POSCO) seeking for the disposition of assets and judgment of debt of Daewoo Motors India Ltd. in India Delhi Mumbai Court. Management of the Company has assessed the likelihood of the outcome of this matter and estimated the amount of possible loss and has made the appropriate provision for these lawsuits as of March 31, 2013 and December 31, 2012.

3)	Other lawsuits and claims

As of March 31, 2013, the Company is involved in 148 other lawsuits and claims for alleged damages aggregating to ￦299 billion as of March 31, 2013 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of March 31, 2013.

(e)	Other contingencies

Company	Description

POSCO	POSCO has provided two blank promissory notes and a blank check to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

POSCO E&C Co., Ltd.	As of March 31, 2013, POSCO E&C Co., Ltd. has provided ten blank promissory notes and ten blank check as collateral for agreements and outstanding loans.

Daewoo International Corporation	As of March 31, 2013, Daewoo International Corporation has provided forty-five blank promissory notes and thirteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ICT Co., Ltd.	As of March 31, 2013, POSCO ICT Co., Ltd. has provided eight blank promissory notes and ten blank checks to financial institutions as collateral for the guarantee on performance for contracts and others. Also, POSCO ICT Co., Ltd. issued nine notes for issuing commercial paper. (￦50,000 million)

POSCO Engineering Co., Ltd.	As of March 31, 2013, POSCO Engineering Co., Ltd. has provided one note to Hana Tank Terminal Co., Ltd. as collateral for the guarantee on performance for contracts and others.

POSCO-JKPC Co., Ltd.	As of March 31, 2013, POSCO-JKPC Co., Ltd. has provided one hundred-eighty-nine notes as collateral for borrowings. (JPY 729,387,929, 45% of borrowings from the Kitakyushu Bank, Ltd., 30% of borrowings from Higo bank, Ltd.)

Daewoo International Japan Corp.	As of March 31, 2013, Daewoo International Japan Corp. has provided one hundred-eighty-two notes receivable (JPY 959,509,778) to Resona bank Ltd. as collateral for loans from bank.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

33. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2013 and 2012 are as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Trade accounts and notes receivable	￦	(736,726)	(545,367)
Other financial assets		320,296	82,000
Inventories		(20,152)	815,444
Other current assets		(184,530)	(302,546)
Other long-term assets		(4,954)	(13,840)
Trade accounts and notes payable		(37,620)	(484,837)
Other financial liabilities		(93,936)	(15,783)
Other current liabilities		405,621	997,197
Provisions		(15,951)	(3,212)
Payment severance benefits		(40,908)	(29,221)
Plan assets		321	8,533
Other long-term liabilities		15,358	(20,746)

	￦	(393,181)	487,622

34. Operating Segments

(a)	The Company has four reportable operating segments— steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2012.

(b)	Segment assets, liabilities, profit and loss are based on the separate financial statements of the consolidated entities prepared in accordance with K-IFRS. In addition, inter-segment transactions are accounted for on an arm’s length basis.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(c)	Information about reportable segments for the three-month periods ended March 31, 2013 and 2012 was as follows:

1)	For the three-month period ended March 31, 2013

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	8,013,093	4,278,604	1,043,178	1,247,008	14,581,883
Internal revenues		4,013,718	1,831,951	1,144,487	705,718	7,695,874
Total revenues		12,026,811	6,110,555	2,187,665	1,952,726	22,277,757
Segments profit (loss)		413,578	(10,750)	37,251	56,514	496,593

2)	For the three-month period ended March 31, 2012

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	9,397,634	4,956,571	804,708	1,149,731	16,308,644
Internal revenues		4,407,650	1,738,289	656,450	604,820	7,407,209
Total revenues		13,805,284	6,694,860	1,461,158	1,754,551	23,715,853
Segments profit (loss)		527,870	(5,815)	36,850	93,607	652,512

(d)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Total profit for reportable segments	￦	496,593	652,512
Goodwill and PP&E FV adjustments		(14,970)	(9,844)
Elimination of inter-segment profits		(189,362)	(7,029)
Income tax expense		75,181	239,874

Profit before income tax expense	￦	367,442	875,513

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2013, the condensed separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2013 and 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the condensed separate interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly/Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed separate interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The separate statement of financial position of the Company as of December 31, 2012, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 12, 2013, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects.

Seoul, Korea

May 13, 2013

This report is effective as of May 13, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of March 31, 2013 and December 31, 2012

(Unaudited)

(in millions of Won)	Notes	March 31, 2013		December 31, 2012
Assets
Cash and cash equivalents	19	￦	1,309,050	1,752,560
Trade accounts and notes receivable, net	4,19,30		3,862,351	4,087,030
Other receivables	5,19,30		389,538	394,761
Other short-term financial assets	6,13,19		1,360,489	928,778
Inventories	7,26		5,293,510	5,403,660
Other current assets	8		73,905	42,682

Total current assets			12,288,843	12,609,471

Long-term trade accounts and notes receivable, net	4,19		274	274
Other receivables	5,19		60,805	60,652
Other long-term financial assets	6,19		3,083,083	2,968,113
Investments in subsidiaries and associates	9		14,531,878	14,100,053
Investment property, net	10		115,503	110,526
Property, plant and equipment, net	11		22,624,316	22,166,735
Intangible assets, net	12		366,463	293,841
Other long-term assets	8		10,459	10,771

Total non-current assets			40,792,781	39,710,965

Total assets		￦	53,081,624	52,320,436

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of March 31, 2013 and December 31, 2012

(Unaudited)

(in millions of Won)	Notes	March 31, 2013		December 31, 2012
Liabilities
Trade accounts and notes payable	19,30	￦	1,135,849	978,581
Short-term borrowings	4,13,19		3,339,341	2,116,540
Other payables	14,19,30		1,686,150	1,270,040
Other short-term financial liabilities	15,19		32,406	16,892
Current income tax liabilities	28		158,474	84,355
Provisions	16		4,057	6,239
Other current liabilities	18		55,179	70,865

Total current liabilities			6,411,456	4,543,512

Long-term borrowings	6,13,19		6,224,795	7,487,234
Other payables	14,19		122,904	128,812
Other long-term financial liabilities	15,19		125,172	72,920
Net defined benefit liabilities	17		243,507	140,256
Deferred tax liabilities	28		792,153	779,312
Other long-term liabilities	18		3,765	3,842

Total non-current liabilities			7,512,296	8,612,376

Total Liabilities			13,923,752	13,155,888

Shareholders’ Equity
Share capital	20		482,403	482,403
Capital surplus	20		1,227,699	1,227,692
Accumulated other comprehensive income	21		149,855	3,362
Treasury shares	22		(2,391,390)	(2,391,406)
Retained earnings			39,689,305	39,842,497

Total shareholder’s equity			39,157,872	39,164,548

Total liabilities and shareholders’ equity		￦	53,081,624	52,320,436

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2013 and 2012

(Unaudited)

(in millions of Won, except per share amounts)	Notes	March 31, 2013		March 31, 2012
Revenue	30	￦	7,684,663	9,460,419
Cost of sales	7,26,30		(6,646,856)	(8,520,969)

Gross profit			1,037,807	939,450
Selling and administrative expenses
Administrative expenses	23,26,30		(219,180)	(221,716)
Selling expenses	23,26		(237,269)	(246,295)

Operating profit	24		581,358	471,439

Finance income and costs
Finance income	19,27		352,010	460,573
Finance costs	19,27		(458,121)	(202,455)
Other non-operating income and expenses
Other non-operating income	24,25,30		34,240	10,436
Other non-operating expenses	24,25,26,30		(57,826)	(59,721)

Profit before income tax			451,661	680,272
Income tax expense	28		(68,236)	(141,713)

Profit for the period			383,425	538,559
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans, net of tax	17		(73,150)	12,866
Items that may be reclassified subsequently to profit or loss :
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,21		146,493	233,945

Total comprehensive income		￦	456,768	785,370

Basic and diluted earnings per share	29	￦	4,964	6,972

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2013 and 2012

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Accumulated other comprehensive income	Tresury shares	Retained earnings	Total
Balance as of January 1, 2012	￦	482,403	1,227,692	156,707	(2,391,406)	38,122,620	37,598,016
Comprehensive income :
Profit for the period		—	—	—	—	538,559	538,559
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	233,945	—	—	233,945
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	12,866	12,866

Total comprehensive income		—	—	233,945	—	551,425	785,370

Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	(579,333)	(579,333)

Balance as of March 31, 2012	￦	482,403	1,227,692	390,652	(2,391,406)	38,094,712	37,804,053

	Share capital		Capital surplus	Accumulated other comprehensive income	Tresury shares	Retained earnings	Total
Balance as of January 1, 2013	￦	482,403	1,227,692	3,362	(2,391,406)	39,842,497	39,164,548
Comprehensive income :
Profit for the period		—	—	—	—	383,425	383,425
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	146,493	—	—	146,493
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	(73,150)	(73,150)

Total comprehensive income		—	—	146,493	—	310,275	456,768

Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	(463,467)	(463,467)
Disposal of treasury shares		—	7	—	16	—	23

Balance as of March 31, 2013	￦	482,403	1,227,699	149,855	(2,391,390)	39,689,305	39,157,872

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2013 and 2012

(Unaudited)

(in millions of Won)	Notes	March 31, 2013		March 31, 2012
Cash flows from operationg activities
Profit for the period		￦	383,425	538,559
Adjustments for :
Costs for defined benefit plans			31,388	27,084
Depreciation			465,394	445,460
Amortization			9,344	9,492
Finance income			(303,085)	(387,151)
Finance costs			382,810	147,815
Gain on disposal of property, plant and equipment			(2,478)	(1,765)
Loss on disposal of property, plant and equipment			18,769	14,362
Loss on disposal of investments in subsidiaries and associates			12,271	395
Income tax expense			68,236	141,713
Others			(14,553)	13,860
Changes in operating assets and liabilities	32		487,683	527,650
Interest received			40,480	32,110
Interest paid			(107,781)	(103,722)
Dividends received			40,417	32,796
Income taxes paid			(4,693)	(2,849)

Net cash provided by operating activities		￦	1,507,627	1,435,809

Cash flows from investing activities
Proceeds from disposal of short-term financial instruments			746,067	966,381
Decrease in held-to-maturity investments			30,000	—
Collection of long-term loans			4,180	4,710
Proceeds from disposal of investments in subsidiaries and associates			5,153	—
Proceeds from (payment for) disposal of property, plant and equipment			(7,893)	10,856
Proceeds from disposal of assets held for sale			—	3,378
Acquisition of short-term financial investments			(1,207,760)	(601,358)
Acquisition of available-for-sale investments			(29,904)	(1,048)
Increase in long-term loans			(361)	(2,398)
Acquisition of investment in subsidiaries and associates			(415,845)	(334,490)
Acquisition of property, plant and equipment			(957,990)	(523,866)
Acquisition of intangible assets			(33,724)	(11,868)

Net cash used in investing activities		￦	(1,868,077)	(489,703)

Cash flows from financing activities
Proceeds from borrowings			312,031	1,072,414
Proceeds from long-term financial liabilities			1,593	1,172
Receipt of government grants			3,800	—
Repayment of borrowings			(399,622)	(1,039,893)
Repayment of long-term financial liabilities			(838)	(478)
Payment of cash dividends			(24)	(579,333)
Net cash used in financing activities		￦	(83,060)	(546,118)

Net increase (decrease) in cash and cash equivalents			(443,510)	399,988

Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,752,560	1,137,882

Cash and cash equivalents at end of the period		￦	1,309,050	1,537,870

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2013

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through eight of its overseas liaison offices.

As of March 31, 2013, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2012. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgments

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2012.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as of and for the year ending December 31, 2013.

(a) Changes in accounting policies

1)	Amendments to K-IFRS No. 1001, “Presentation of Financial Statements”

The Company has applied the amendments to K-IFRS No. 1001, “Presentation of Financial Statements” since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

2)	Amendments to K-IFRS No. 1019, “Employee Benefits”

The Company has applied the amendments to K-IFRS No. 1019, “Employee Benefits” since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

3)	K-IFRS No. 1113, “Fair Value Measurement”

The Company adopted K-IFRS No. 1113, “Fair Value Measurement” since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

(b) Impact of changes in accounting policy

1)	Amendments to K-IFRS No. 1001, “Presentation of Financial Statements”

The Company adopted the amendment to K-IFRS No. 1001, “Presentation of Financial Statements” from the annual period ended December 31, 2012, which prescribes the Company’s operating profit to be calculated as revenue less: (1) cost of sales, and (2) selling and administrative expenses, and presented separately in the statement of comprehensive income.

Additionally, in the notes to the financial statements (note 24), the Company provides voluntary disclosure of the entity-specific measure of operating performance presented as “adjusted operating profit” which is calculated base on the Company’s own criteria. In doing so, the Company is required to disclose: (1) a reconciliation between the entity-specific measure of operating performance and operating profit or loss presented on the face of the statement of comprehensive income, and (2) the fact that the measure of operating performance disclosed in the notes is calculated based on the Company’s own criteria.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact on the three-month period ended March 31, 2012 is as follows:

(in millions of Won)	March 31, 2012
Operating profit before adoption of the amendment	￦	422,154

Add
Loss on disposals of property, plant, and equipment		14,362
Donations		22,877
Idle tangible assets expenses		6,574
Loss on disposals of investment in subsidiaries and associates		395
Loss on disposals of assets held for sale		9,391
Miscellaneous loss		6,122

		59,721

Deduct
Gain on disposals of property, plant, and equipment		(1,765)
Reversal of impairment of property, plant, and equipment		(1,606)
Gain on disposals of assets held for sale		(1,150)
Miscellaneous income		(5,915)

		(10,436)

Operating profit after adoption of the amendment	￦	471,439

2)	Amendment to K-IFRS No. 1019 “Employee Benefits”

As management believes the impact of the amendment to K-IFRS No. 1019 “ Employee Benefits” on the Company’s prior year’s condensed separate interim financial statement is not significant, the comparative period’s condensed separate interim financial statements are not restated.

(c) New standards and interpretations not yet adopted

New standards, interpretations and amendments to existing standards which has been issued but not effective for the year beginning January 1, 2013, and not yet adopted by the Company is as follows. Management believes the impact of the amendments on the Company’s separate interim financial statements is not significant.

1)	Amendments to K-IFRS No. 1032 “Financial Instruments : Presentation”

The amendments clarified application guidance related to offsetting of a financial asset and a financial liability. The amendments are mandatorily effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted.

(d) Reclassification

The Company made reclassifications on other receivables, other financial assets, other payables, and other financial liabilities on the separate statements of financial position as of December 31, 2012 to conform to current period presentation.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Current
Trade accounts and notes receivable	￦	3,870,520	4,099,006
Less: Allowance for doubtful accounts		(8,169)	(11,976)

	￦	3,862,351	4,087,030

Non-current
Trade accounts and notes receivable	￦	502	502
Less: Allowance for doubtful accounts		(228)	(228)

	￦	274	274

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦223,022 million and ￦258,680 million as of March 31, 2013 and December 31, 2012, respectively, and are included in short-term borrowings (note 13).

5. Other Receivables

Other receivables as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Current
Short-term loans	￦	2,000	—
Other accounts receivable		383,971	391,263
Accrued income		12,536	12,531
Other checking accounts		1,602	1,538
Less: Allowance for doubtful accounts		(10,571)	(10,571)

	￦	389,538	394,761

Non-current
Long-term loans	￦	63,115	66,775
Long-term other accounts receivable		9,922	6,410
Deposits		2,221	1,920
Less: Allowance for doubtful accounts		(14,453)	(14,453)

	￦	60,805	60,652

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

6. Other Financial Assets

(a)	Other short-term financial assets as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Available-for-sale financial assets
Short-term available-for-sale securities (bonds)	￦	100,000	100,000
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		—	29,981
Deposit in financial instituion
Short-term financial instruments (*1)		1,245,445	786,098
Cash deposits (*2)		15,044	12,699

	￦	1,360,489	928,778

(*1)	Short-term financial instruments amounting to ￦3,400 million are secured in relation to long term borrowings from National Forestry Cooperative Federation as of March 31, 2013 and December 31, 2012.
(*2)	Deposits are restricted in relation to government assigned projects.

(b)	Other long-term financial assets as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	6,689	6,016
Available-for-sale financial assets
Long-term available-for-sale securities (equity instruments)		3,056,097	2,942,915
Long-term available-for-sale securities (bonds)		19,757	18,642
Long-term available-for-sale securities (others)		500	500
Deposit in financial instituion
Cash deposits (*1)		40	40

	￦	3,083,083	2,968,113

(*1)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(c)	Long-term available-for-sale equity securities as of March 31, 2013 and December 31, 2012 are as follows:

	March 31, 2013								December 31, 2012
						Net changes in fair
						value of available-	Accumulated
	Number of		Acquisition		Fair	for-sale	impairment	Book	Book
(in millions of Won)	Shares	Ownership (%)	cost		value	investments	loss	value	value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	238,352,000	2.38%	￦	719,622	661,023	(58,599)	—	661,023	624,423
SK Telecom Co., Ltd. (*1)	2,294,963	2.84%		596,152	410,475	121,893	(307,570)	410,475	350,210
KB Financial Group Inc. (*2)	11,590,550	3.00%		536,517	434,646	—	(101,871)	434,646	439,282
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94%		343,506	311,647	(31,859)	—	311,647	357,434
Shinhan Financial group Inc.	4,369,881	0.92%		228,778	176,543	53,907	(106,142)	176,543	169,770
Hana Financial group Inc.	2,430,498	1.00%		15,633	96,126	80,493	—	96,126	84,338
Others (10 companies)				153,175	162,232	59,156	(50,099)	162,232	157,284

				2,593,383	2,252,692	224,991	(565,682)	2,252,692	2,182,741
Non-marketable equity securities
The Siam United Steel (*3)	11,071,000	12.30%		34,658	57,514	45,381	(22,525)	57,514	50,717
Nacional Minerios S.A. (*3)	30,784,625	6.48%		668,635	530,652	(137,983)	—	530,652	517,683
Dongbu Metal Co., Ltd. (*3)	3,000,000	10.00%		98,242	97,497	(745)	—	97,497	96,126
Troika Fund (*3)	8,573,849,588	3.66%		8,574	7,004	(1,570)	—	7,004	6,499
Others (36 companies) (*4)				118,885	110,738	250	(8,397)	110,738	89,149

				928,994	803,405	(94,667)	(30,922)	803,405	760,174

			￦	3,522,377	3,056,097	130,324	(596,604)	3,056,097	2,942,915

(*1)	As of March 31, 2013, 2,294,961 shares equivalent to 20,654,653 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.
(*2)	The Company recognized ￦101,871 million of impairment loss on investment in KB Financial Group Inc. for the three-month period ended March 31, 2013 due to significant decline in the fair value of its shares for a prolonged period.
(*3)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*4)	These non-marketable equity securities are recorded at cost since fair value cannot be reliably measured.

7. Inventories

Inventories as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Finished goods	￦	820,821	870,917
Semi-finished goods		1,347,998	1,446,058
By-products		11,844	11,399
Raw materials		1,143,252	1,297,926
Fuel and materials		591,409	607,908
Materials-in-transit		1,378,470	1,169,201
Others		584	621

		5,294,378	5,404,030

Less: Allowance for inventories valuation		(868)	(370)

	￦	5,293,510	5,403,660

The amount of valuation losses of inventories recognized within cost of goods sold during the three-month period ended March 31, 2013 and the year ended December 31, 2012 were ￦868 million and ￦370 million, respectively.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

8. Other Assets

Other current assets and other long-term assets as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Other current assets
Advance payments	￦	10,399	4,505
Prepaid expenses		63,506	38,177

		73,905	42,682

Other long-term assets
Long-term prepaid expenses		7,907	8,216
Others		2,565	2,568
Less : Allowance for doubtful accounts		(13)	(13)

	￦	10,459	10,771

9. Investments in Subsidiaries and Associates

(a)	Details of subsidiaries and carrying values as of March 31, 2013 and December 31, 2012 are as follows:

				March 31, 2013	December 31, 2012
(in millions of Won)			Ownership	Book	Book
	Country	Principal operations	(% )	value	value
[Domestic]
Daewoo International. Co., Ltd.	Korea	Trading	60.31	￦ 3,371,481	3,371,481
POSCO E&C Co., Ltd.	Korea	Engineering and Construction	89.53	1,510,716	1,510,716
POSCO Energy Corp.	Korea	Generation of Electricity	89.02	658,176	658,176
POSCO Specialty Steel Co., Ltd.	Korea	Steel manufacturing and Sales	94.74	628,842	628,842
POSCO P&S Co., Ltd.	Korea	Steel sales and service	95.31	421,927	421,927
POSCO AST Co., Ltd.	Korea	Steel manufacturing and Sales	100.00	176,609	176,609
POSCO Coated & Color Steel Co., Ltd.	Korea	Coated steel manufacturing	56.87	108,421	108,421
POSCO M-TECH Co., Ltd. (*1)	Korea	Packing materials manufacturing	48.85	107,278	107,278
POSTECH Venture Capital Corp	Korea	Investment in venture companies	95.00	103,780	103,780
POSCO Chemtec Company Ltd.	Korea	Manufacturing and Sales	60.00	100,535	100,535
POSCO ICT Co., Ltd.	Korea	Computer hardware and software distribution	72.54	70,990	70,990
Posmate Co., Ltd. (*2)	Korea	Business facility maintenance	54.46	63,222	—
POS-HiMETAL Co., Ltd.	Korea	Steel manufacturing and Sales	65.00	49,452	49,452
POSCO Family Strategy Fund	Korea	Financial investment	60.79	40,000	40,000
Busan E&E Co. Ltd. (*3)	Korea	Handling and disposal of water matter	70.00	30,148	30,148
Others (12 companies)				209,600	239,528

				￦ 7,651,177	7,617,883

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

				March 31, 2013	December 31, 2012
			Ownership	Book	Book
	Country	Principal operations	(% )	value	value
[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and Sales	70.00	￦ 763,106	732,503
POSCO Thainox Public Company Ltd.	Thailand	Stainless steel manufacturing and sales	84.93	551,807	551,807
POSCO Australia Pty. Ltd.	Austrailia	Iron ore sales and mine development	100.00	330,623	330,623
POSCO WA Pty. Ltd.	Austrailia	Steel sales and mine development	100.00	315,375	312,851
POSCO Maharashtra Steel Pvt. Ltd.	India	Steel manufacturing and Sales	100.00	301,608	302,053
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60	285,095	285,201
POSCO China Holding Corp.	China	Investment management	100.00	240,430	223,436
POSCO-India Private Ltd.	India	Steel manufacturing and Sales	99.99	184,815	184,815
POSCO-Mexico Co., Ltd.	Mexico	Plate steel manufacturing	84.84	182,241	182,048
POSCO-Vietnam Co., Ltd.	Vietnam	Steel manufacturing	85.00	155,111	155,428
POSCO VST Co., Ltd.	Vietnam	Stainless steel manufacturing	95.65	145,419	145,462
POSCO America Corporation	USA	Trading-Steel	99.45	140,381	140,381
POSCO (Guangdong) Automotive Steel Co., Ltd.	China	Steel manufacturing and selling	83.64	131,594	131,618
POSCO ASSAN TST STEEL Industry	Turkey	Steel manufacturing and Sales	60.00	96,090	96,215
POSCO Investment Co., Ltd.	Hong Kong	Finance	99.99	85,926	86,323
POSCO-JAPAN Co., Ltd.	Japan	Trading-Steel	100.00	68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00	65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and Sales	90.00	62,494	62,494
POSCO Electrical Steel Inida Private Limited	India	Electrical steel manufacturing and Sales	100.00	55,744	48,058
POSCO-Africa	South Africa	Trading	100.00	50,297	5,629
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Heavy plate processing and Marketing	80.00	32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel transit trade	100.00	32,189	32,189
POSCO (Guangdong) Steel Co., Ltd.	China	Plate steel sheet manufacturing	87.04	31,299	31,299
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and Sales	80.07	31,027	31,027
POSCO-URUGUAY S.A.	Uruguay	Wood manufacturing and Sales	98.00	27,724	27,724
Others (28 companies)				291,038	278,868

				4,658,843	4,545,462

				￦ 12,310,020	12,163,345

(*1)	As of March 31, 2013, this was classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of agreement with Postech, which has 4.72% of ownership in POSCO M-TECH Co., Ltd.
(*2)	It was reclassified from associate to subsidiary due to the merger with Seoung Gwang Co., Ltd. during the three-month period ended March 31, 2013.
(*3)	As of March 31, 2013, this investment is collateral for the Company’s guarantee provided to certain borrowings of its subsidiary from banks.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(b)	Details of associates and carrying values as of March 31, 2013 and December 31, 2012 are as follows:

				March 31, 2013	December 31, 2012
(in millions of Won)			Ownership	Book	Book
	Country	Principal operations	(% )	value	value
[Domestic]
Sungjin Geotec Co., Ltd.	Korea	Industrial machinery manufacturing	23.71	￦ 159,878	159,878
SNNC Co., Ltd.	Korea	Material manufacturing	49.00	100,655	100,655
Posco ESM	Korea	Secondary battery manufacturing	50.00	43,000	43,000
Posmate Co., Ltd. (*1)	Korea	Business facilities maintenance	—	—	33,295
Others (5 companies)				18,921	9,811
				322,454	346,639
[Foreign]
ROY HILL HOLDINGS PTY LTD. (*2)	Austrailia	Mine development	10.00	537,369	537,369
POSCO-NPS Niobium LLC.	USA	Mine development	50.00	364,609	364,609
Companhia Siderurgica do Pecem (CSP)	Brazil	Steel manufacturing and Sales	20.00	327,712	265,740
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and Sales	49.00	189,197	189,197
EQP Fund	Canada	Mine investment	50.00	154,550	—
7623704 Canada Inc. (*2)	Canada	Mine investment	14.12	124,341	—
KOBRASCO	Brazil	Facilities lease	50.00	98,962	98,962
BX Steel POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and Sales	25.00	63,878	63,901
Others (11 companies)				38,786	70,291

				1,899,404	1,590,069

				￦ 2,221,858	1,936,708

(*1)	It was reclassified from associate to subsidiary due to the merger with Seoung Gwang Co., Ltd. during the three-month period ended March 31, 2013.
(*2)	Although the Company holds less than 20% ownership, the Company classifies its investment in Roy Hill Holdings Pty Ltd. and 7623704 Canada Inc. as investments in associates, as the Company has significant influence over the entity pursuant to the related contractual arrangement.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

10. Investment Property, Net

(a)	The changes in carrying value in investment property for the three-month period ended March 31, 2013 and the year ended December 31, 2012 were as follows:

1)	For the three-month period ended March 31, 2013

(in millions of Won)	Beginning		Depreciation (*1)	Transfer (*2)	Ending
Land	￦	41,811	—	2,177	43,988
Buildings		63,697	(731)	3,318	66,284
Structures		5,018	(48)	261	5,231

Total	￦	110,526	(779)	5,756	115,503

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Depreciation (*1)	Transfer (*2)	Ending
Land	￦	43,258	—	(1,447)	41,811
Buildings		68,776	(2,905)	(2,174)	63,697
Structures		5,384	(194)	(172)	5,018

Total	￦	117,418	(3,099)	(3,793)	110,526

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

11. Property, Plant and Equipment, Net

(a)	The changes in carrying value of property, plant and equipment for the three-month period ended March 31, 2013 and the year ended December 31, 2012 were as follows:

1)	For the three-month period ended March 31, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
Land	￦	1,367,822	—	(93)	—	26,558	1,394,287
Buildings		2,734,839	375	(1,039)	(59,374)	14,284	2,689,085
Structures		2,113,750	—	—	(42,994)	121,517	2,192,273
Machinery and equipment		12,888,614	11,955	(6,419)	(350,292)	237,689	12,781,547
Vehicles		13,039	—	—	(1,818)	184	11,405
Tools		29,693	478	(8)	(3,705)	1,090	27,548
Furniture and fixtures		67,431	904	(838)	(6,273)	845	62,069
Capital lease assets		7,644	—	—	(159)	—	7,485
Construction-in-progress		2,943,903	974,679	—	—	(459,965)	3,458,617

Total	￦	22,166,735	988,391	(8,397)	(464,615)	(57,798)	22,624,316

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment as well as assets transferred from other property, plant and equipment to investment property.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
Land	￦	1,275,564	—	(10,242)	—	102,500	1,367,822
Buildings		2,831,757	7,512	(5,269)	(237,038)	137,877	2,734,839
Structures		2,061,348	11,448	(21,146)	(165,632)	227,732	2,113,750
Machinery and equipment		12,916,329	80,565	(49,789)	(1,382,901)	1,324,410	12,888,614
Vehicles		19,341	256	(22)	(7,893)	1,357	13,039
Tools		38,022	2,367	(2)	(15,123)	4,429	29,693
Furniture and fixtures		72,334	4,726	(156)	(28,484)	19,011	67,431
Capital lease assets		8,281	—	—	(637)	—	7,644
Construction-in-progress		2,310,159	2,452,832	—	—	(1,819,088)	2,943,903

Total	￦	21,533,135	2,559,706	(86,626)	(1,837,708)	(1,772)	22,166,735

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment as well as assets transferred from investment property and assets held for sale.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

12. Intangible Assets, Net

(a)	Changes in carrying values of intangible assets for the three-month period ended March 31, 2013 and the year ended December 31, 2012 were as follows:

1)	For the three-month period ended March 31, 2013

(in millions of Won)	Beginning		Acquisitions	Amortization	Transfer (*2)	Ending
Intellectual property rights	￦	8,904	—	(323)	1,099	9,680
Membership (*1)		49,560	—	—	—	49,560
Development expense		30,092	—	(4,256)	9,247	35,083
Port facilities usage rights		87,983	—	(2,307)	49,258	134,934
Construction in progress		96,035	33,599	—	(13,975)	115,659
Other intangible assets		21,267	125	(2,458)	2,613	21,547

	￦	293,841	33,724	(9,344)	48,242	366,463

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to other intangible assets and assets transferred from property, plant and equipment.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment (*2)	Transfer (*3)	Ending
Intellectual property rights	￦	6,376	400	(494)	(1,053)	—	3,675	8,904
Membership (*1)		44,523	767	(992)	—	(6,495)	11,757	49,560
Development expense		29,182	548	—	(16,905)	—	17,267	30,092
Port facilities usage rights		99,553	—	—	(11,570)	—	—	87,983
Construction in progress		22,000	90,269	—	—	—	(16,234)	96,035
Other intangible assets		21,262	2,320	—	(10,858)	—	8,543	21,267

	￦	222,896	94,304	(1,486)	(40,386)	(6,495)	25,008	293,841

(*1)	Economic useful life of membership is indefinite.
(*2)	Since the carrying amount exceeded recoverable amount, impairment loss on memberships was recognized.
(*3)	Represents assets transferred from construction-in-progress to other intangible assets and assets transferred from property, plant and equipment. Also represents membership transferred from financial instruments as the estimate for the possibility of membership renewal is changed.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

13. Borrowings

(a)	Borrowings as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Short-term borrowings
Short-term borrowings	￦	721,289	796,662
Current portion of long-term borrowings		99,722	34,769
Current portion of loans from foreign financial institutions		907	901
Current portion of debentures		2,519,887	1,283,742
Less : Current portion of discount on debentures issued		(4,752)	(1,953)
Add : Currnet Porion of Premium on debentures redemption		2,288	2,419

	￦	3,339,341	2,116,540

Long-term borrowings
Long-term borrowings	￦	808,219	843,014
Loans from foreign financial institutions		1,799	2,009
Debentures		5,445,602	6,680,192
Less : Discount on debentures issued		(45,615)	(53,616)
Add : Premium on debentures redemption		14,790	15,635

	￦	6,224,795	7,487,234

(b)	Short-term borrowings as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)			Annual
Bank	Issuance date	Maturity date	interest rate (%)	March 31, 2013		December 31, 2012
BOA	2012-12-03	2013-06-17	0.53~0.91	￦	147,609	114,093
DBS	2013-03-21	2013-09-25	0.53~0.65		123,301	121,544
Deutsche	2012-12-13	2013-06-20	0.57~0.91		123,545	133,833
RBS	2012-12-14	2013-06-24	0.58~0.91		103,812	93,230
JP Morgan					—	75,282
Others (discount on account receivables)					223,022	258,680

				￦	721,289	796,662

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(c)	Current portion of long-term borrowings as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2013		December 31, 2012
Borrowings	Woori Bank and others	2006.10.31~ 2011.02.24	2017.03.15~ 2021.12.15	0.75~1.75	￦	13,451	12,236
Borrowings	Korea EXIM Bank	2010.02.18~ 2010.07.26	2017.02.18~ 2017.07.26	4.09~4.50		86,272	22,533
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00		907	901
Debentures	Domestic debentures 288 and other	2008.08.05~ 2009.01.20	2013.08.05~ 2014.01.20	5.40~6.52		999,451	499,711
Debentures	Exchangeable Bond and others	2006.06.28~ 2009.03.26	2013.06.28~ 2014.03.26	0.00~8.75		1,517,971	784,497

					￦	2,618,052	1,319,878

(*1)	As of March 31, 2013, and December 31, 2012, Korea Development Bank has provided guarantees for borrowings from foreign fi’nancial institutions.

(d)	Long-term borrowings excluding current portion, as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2013		December 31, 2012
Borrowings	Woori Bank and others (*1)	2006.10.31~ 2012.12.03	2017.03.15~ 2040.12.03	0.75~1.75	￦	82,157	85,519
Borrowings	Korea National Oil Corporation	2007.12.27~ 2012.12.28	2022.06.25~ 2026.12.29	Government bond -2.25		14,179	13,657
Borrowings	Korea EXIM Bank	2010.02.18~ 2012.12.18	2017.02.18~ 2018.03.23	4.09~4.50		711,883	743,839
Loans from foreign financial institutions	NATIXIS (*2)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00		1,799	2,009
Debentures	Domestic debentures 301 and others	2010.08.04~ 2011.11.28	2015.08.04~ 2021.11.28	3.78~5.40		2,593,135	3,092,140
Debentures	Exchangeable Bond (*3) and others	2006.08.10~ 2011.12.22	2014.10.20~ 2021.12.22	0~5.88		2,821,642	3,550,070

					￦	6,224,795	7,487,234

(*1)	Short-term financial instruments amounting to ￦3,400 million, are collateral for long-term borrowings from National Forestry Cooperative Federation as of March 31, 2013 and December 31, 2012.
(*2)	As of March 31, 2013 and December 31, 2012, Korea Development Bank has provided guarantees for borrowings from foreign financial institutions.
(*3)	The Company issued bonds exchangeable to SK Telecom Co., Ltd.’s ADRs through Zeus (Cayman) Ltd., an SPV. The Company accounted for these exchangeable bonds as long-term borrowings. The Company provides guarantees for Zeus (Cayman) Ltd.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

14. Other Payables

Other payables as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Current
Accounts payable	￦	849,184	826,075
Accrued expenses		356,343	427,314
Dividend payable		469,935	6,493
Finance lease liabilities		1,137	1,088
Withholdings		9,551	9,070

	￦	1,686,150	1,270,040

Non-current
Long-term accounts payable	￦	89,952	88,938
Accrued expenses		17,149	24,664
Finance lease liabilities		6,165	6,246
Long-term withholdings		9,638	8,964

	￦	122,904	128,812

15. Other Financial Liabilities

Other financial liabilities as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Current
Derivative instruments liabilities	￦	24,047	9,499
Financial guarantee liabilities		8,359	7,393

	￦	32,406	16,892

Non-current
Derivative instruments liabilities	￦	68,203	31,256
Financial guarantee liabilities		56,969	41,664

	￦	125,172	72,920

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

16. Provisions

The changes in provisions for the three-month period ended March 31, 2013 and the year ended December 31, 2012 were as follows:

(a)	For the three-month period ended March 31, 2013

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period (*1)	￦	6,239	2,885	(5,067)	4,057

(*1)	Represents the provision for bonuses.

(b)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period (*1)	￦	4,451	241,498	(239,710)	6,239

(*1)	Represents the provision for bonuses.

17. Employee Benefits

(a)	Defined contribution plans

The Company operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from Company’s assets.

The expense related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Expense related to post-employment benefit plans under defined contribution plans	￦	3,505	2,555

(b)	Defined benefit plans

The Company also operates a defined benefit pension plan for employees. The employees who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before the termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of the reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Present value of funded obligations	￦	930,702	817,618
Fair value of plan assets		(687,195)	(677,362)

Net defined benefit obligations	￦	243,507	140,256

(d)	The changes in present value of defined benefit obligations for the three-month period ended March 31, 2013 and the year ended December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Defined benefit obligation at the beginning of period	￦	817,618	690,321
Current service costs		30,467	99,066
Interest costs		6,986	31,156
Actuarial losses		97,760	63,184
Benefits paid		(22,129)	(66,109)

Defined benefit obligation at the end of period	￦	930,702	817,618

(e)	The changes in the fair value of plan assets for the three-month period ended March 31, 2013 and the year ended December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Fair value of plan assets at the beginning of period	￦	677,362	513,673
Interest on plan assets		6,065	23,115
Remeasurement of plan assets		1,256	2,732
Contributions to plan assets		10,000	180,000
Benefits paid		(7,488)	(42,158)

Fair value of plan assets at the end of period	￦	687,195	677,362

(f)	The amounts recognized in the statements of comprehensive income for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Current service costs	￦	30,467	25,074
Interest costs		6,986	7,789
Interest on plan assets		(6,065)	(5,779)

	￦	31,388	27,084

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

18. Other Liabilities

(a)	Other liabilities as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Current
Advances received	￦	24,593	44,488
Withholding		28,621	20,962
Unearned revenue		1,965	5,415

		55,179	70,865

Non-current
Unearned revenue		765	842
Others		3,000	3,000

	￦	3,765	3,842

19. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	6,689	6,016
Available-for-sale financial assets		3,176,354	3,062,057
Held-to-maturity investments		—	29,981
Loans and receivables		6,761,579	6,833,586

	￦	9,944,622	9,931,640

2)	Financial liabilities as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	92,250	40,755

Financial liabilities measured as amortized cost
Trade accounts and notes payable		1,135,849	978,581
Borrowings		9,564,136	9,603,774
Financial guarantee liabilities (*1)		65,328	49,057
Others		1,719,691	1,300,526

		12,485,004	11,931,938

	￦	12,577,254	11,972,693

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(*1)	Financial liabilities recognized in connection with financial guarantee contracts as of March 31, 2013 are as follows:

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
POSCO(Guangdong) Automotive Steel Co.,Ltd.	ANZ	USD	10,000,000	11,121
	BOA	USD	30,000,000	33,363
	BTMU	USD	24,000,000	26,690
	ING	USD	23,600,000	26,246
	SMBC	USD	35,000,000	38,924
	DBS	USD	35,000,000	38,924
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Construction Bank	USD	880,000	979
	China Bank	CNY	7,100,000	1,271
	China Bank	USD	1,400,000	1,557
Zhangjiagang Pohang Stainless Steel Co., Ltd.	BTMU	USD	30,000,000	33,363
	Credit Agicole	USD	50,000,000	55,605
	MIZUHO	USD	80,000,000	88,968
POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea	USD	193,000,000	214,635
	Citi	USD	60,000,000	66,726
	DBS	USD	100,000,000	111,210
	HSBC	USD	80,000,000	88,968
	ING	USD	30,000,000	33,363
	SC	USD	40,000,000	44,484
	SCB	USD	33,000,000	36,699
	KDB	USD	30,000,000	33,363
POSCO ASSAN TST STEEL Industry	SMBC and others	USD	188,392,500	209,511
POSCO Electrical Steel India Private Limited	ING and others	USD	84,000,000	93,416
POSCO Investment Co., Ltd.	KDB	USD	70,000,000	77,847
	BOA	USD	40,000,000	44,484
	BOC	CNY	350,000,000	62,633
	BTMU	USD	30,000,000	33,363
	HSBC	USD	100,000,000	111,210
	ING	USD	40,000,000	44,484
	SCB	USD	45,000,000	50,045
	SMBC	USD	25,000,000	27,803
	JPMorgan	USD	50,000,000	55,605
POSCO-Mexico S.A. DE C.V	BOA	USD	40,000,000	44,484
	HSBC	USD	40,000,000	44,484
	KDB	USD	50,000,000	55,605
	MIZUHO	USD	45,000,000	50,045
	SMBC	USD	69,725,000	77,541
POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	200,000,000	222,420
POSCO VST Co., Ltd.	ANZ	USD	25,000,000	27,803
	HSBC	USD	20,000,000	22,242
	MIZUHO	USD	20,000,000	22,242
POSUK Titanium LLP	Shinhan Bank	USD	18,000,000	20,018
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	490,000,000	544,929
	ANZ	USD	87,500,000	97,309
	BTMU	USD	119,000,000	132,340
	Credit Suisse AG	USD	91,000,000	101,201
	HSBC	USD	91,000,000	101,201
	The Tokyo Star Bank, Ltd	USD	21,000,000	23,354
	MIZUHO	USD	105,000,000	116,771
	SCB	USD	86,800,000	96,530
	SMBC	USD	119,000,000	132,340
United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	27,246

		USD	3,320,797,500	3,693,061
		CNY	357,100,000	63,904

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

3)	Financial income and costs by category of financial instrument for the three-month periods ended March 31, 2013 and 2012 were as follows:

	March 31, 2013

	Financial income and costs
			Gain and loss	Gain and loss
	Interest		on foreign	on foreign	Gain and			Other
	income	Dividend	currency	currency	loss on			comprehensive
(in millions of Won)	(cost)	income (*1)	translations	transactions	disposal	Others	Total	income
Financial assets at fair value through profit or loss	￦ —	—	—	—	—	672	672	—
Available-for-sale financial assets	916	35,542	—	—	—	(101,871)	(65,413)	146,493
Held-to-maturity investments	367	—	—	—	—	—	367	—
Loans and receivables	39,219	—	7,225	15,189	—	(131)	61,502	—
Financial liabilities at fair value through profit or loss	—	—	—	—	—	(51,495)	(51,495)	—
Financial liabilities are evaluated as amortised cost	(76,388)	—	(33,438)	(50,935)	—	(42)	(160,803)	—

	￦ (35,886)	35,542	(26,213)	(35,746)	—	(152,867)	(215,170)	146,493

(*1)	Financial income in the statement of comprehensive income includes the dividends from subsidiaries and associates of ￦109,059 million for the three-month period ended March 31, 2013.
(*2)	Others related to available-for-sale financial assets mainly represent impairment losses.

‚	March 31, 2012

	Financial income and costs
			Gain and loss	Gain and loss
	Interest		on foreign	on foreign	Gain and			Other
	income	Dividend	currency	currency	loss on			comprehensive
(in millions of Won)	(cost)	income (*1)	transactions	translations	disposal	Others	Total	income
Financial assets at fair value through profit or loss	￦ —	—	—	—	556	—	556	—
Available-for-sale financial assets	—	62,704	—	—	—	(20,161)	42,543	233,944
Held-to-maturity investments	394	—	—	—	—	—	394	—
Loans and receivables	28,739	—	(25,250)	2,399	—	(13)	5,875	—
Financial liabilities at fair value through profit or loss	—	—	—	—	—	(1,777)	(1,777)	—
Financial liabilities are evaluated as amortised cost	(105,740)	—	43,806	196,319	—	(318)	134,067	—

	￦ (76,607)	62,704	18,556	198,718	556	(22,269)	181,658	233,944

(*1)	Financial income in the statement of comprehensive income includes the dividends from subsidiaries and associates of ￦76,460 million for the three-month period ended March 31, 2012.
(*2)	Others related to available-for-sale financial assets mainly represent impairment losses.

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of March 31, 2013 and December 31, 2012 are as follows:

	March 31, 2013			December 31, 2012
(in millions of Won)	Book Value		Fair Value	Book Value		Fair Value
Assets measured at fair value
Available-for-sale financial assets (*1)	￦	2,945,359	2,945,359	￦	2,853,766	2,853,766
Derivatives assets held for trading (*2)		6,689	6,689		6,016	6,016

		2,952,048	2,952,048		2,859,782	2,859,782

Assets measured amortized cost (*3)
Cash and cash equivalents		1,309,050	1,309,050		1,752,560	1,752,560
Trade accounts and notes receivable		3,862,625	3,862,625		4,087,304	4,087,304
Loans and other receivables		1,589,904	1,589,904		993,722	993,722
Held-to-maturity investments		—	—		29,981	29,981

		6,761,579	6,761,579		6,863,567	6,863,567

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)		92,250	92,250		40,755	40,755
Liabilities measured amortized cost (*3)
Trade accounts and notes payable		1,135,849	1,135,849		978,581	978,581
Borrowings		9,564,136	10,130,722		9,603,774	10,145,751
Financial guarantee liabilities		65,328	65,328		49,057	49,057
Others		1,719,691	1,719,691		1,300,526	1,300,526

	￦	12,485,004	13,051,590	￦	11,931,938	12,473,915

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

2)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3:	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair values of financial instruments by fair value hierarchy as of March 31, 2013 and December 31, 2012 are as follows:

a.	March 31, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,252,692	—	692,667	2,945,359
Derivatives assets held for trading		—	6,689	—	6,689

	￦	2,252,692	6,689	692,667	2,952,048

Financial Liabilities
Derivatives liabilities held for trading	￦	—	92,250	—	92,250

b.	December 31, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,182,741	—	671,025	2,853,766
Derivatives assets held for trading		—	6,016	—	6,016

	￦	2,182,741	6,016	671,025	2,859,782

Financial Liabilities
Derivatives liabilities held for trading	￦	—	40,755	—	40,755

3)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2012.

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

20. Share Capital and Capital Surplus

(a)	Share Capital as of March 31, 2013 and December 31, 2012 are as follows:

(Share, Won)	March 31, 2013		December 31, 2012
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2013, total shares of ADRs of 55,294,944 are equivalent to 13,823,736 of common stock.
(*2)	As of March 31, 2013, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		763,874	763,867

	￦	1,227,699	1,227,692

21. Accumulated Other Comprehensive Income

(a)	Accumulated other comprehensive income as of March 31, 2013 and December 31, 2012 are as follows:

(in millions of Won)	March 31, 2013		December 31, 2012
Accumulated changes in the unrealized fair value of available-for-sale investments, net of tax	￦	149,855	3,362

22. Treasury Shares

As of March 31, 2013, the Company holds 9,942,317 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

23. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Wages and salaries	￦	50,470	45,555
Expenses related to defined benefit plan		6,718	5,422
Other employee benefits		10,669	17,498
Travel		3,635	4,063
Depreciation		6,225	6,236
Amortization		4,648	4,332
Rental		11,777	10,603
Repairs		3,787	2,803
Advertising		17,352	29,273
Research & development		48,136	31,931
Service fees		38,966	37,659
Supplies		1,097	3,322
Vehicles maintenance		1,817	1,831
Industry association fee		3,107	2,446
Training		1,666	3,425
Conference		1,132	1,455
(Reversal of) bad debt expenses		(656)	5,450
Others		8,634	8,412

	￦	219,180	221,716

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Freight and custody expenses	￦	216,208	222,278
Operating expenses for distribution center		2,134	2,267
Sales commissions		14,541	17,543
Sales advertising		470	72
Sales promotion		1,471	1,233
Sample		372	271
Sales insurance premium		2,073	2,631

	￦	237,269	246,295

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

24. Adjusted Operating Profit

Adjusted operating profits which include the other profits or losses excluded in operating profit but reflect the results of the Company’s operations for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Operating profits on the statement of comprehensive income	￦	581,358	471,439

Add
Gain on disposals of property, plant and equipment		2,478	1,765
Gain on disposals of other long-term assets		246	—
Gain on disposals of investment in subsidiaries and associates		14,544	—
Reversal of impairment loss of property, plant and equipment		—	1,606
Gain on disposals of assets held for sale		—	1,150
Miscellaneous income		16,972	5,915

		34,240	10,436

Deduct
Loss on disposals of property, plant, and equipment		(18,769)	(14,362)
Donations		(12,331)	(22,877)
Idle tangible assets expenses		(6,920)	(6,574)
Loss on disposals of investment in subsidiaries and associates		(12,271)	(395)
Loss on disposals of assets held for sale		—	(9,391)
Miscellaneous loss		(7,535)	(6,122)

		(57,826)	(59,721)

Adjusted operating profit	￦	557,772	422,154

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

25. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Other non-operating income
Gain on disposals of property, plant and equipment	￦	2,478	1,765
Reversal of impairment loss of property, plant and equipment		—	1,606
Gain on disposals of other long-term assets		246	—
Gain on disposals of assets held for sale		—	1,150
Gain on disposals of investment in subsidiaries and associates		14,544	—
Miscellaneous income		16,972	5,915

	￦	34,240	10,436

Other non-operating expenses
Loss on disposals of property, plant and equipment	￦	18,769	14,362
Donations		12,331	22,877
Idle tangible assets expenses		6,920	6,574
Loss on disposals of investment in subsidiaries and associates		12,271	395
Loss on disposals of assets held for sale		—	9,391
Miscellaneous loss		7,535	6,122

	￦	57,826	59,721

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

26. Expenses by nature

Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2013 and 2012 were as follows (excluding financial costs and income tax expense):

(in millions of Won)	March 31, 2013		March 31, 2012
Changes in inventories (*1)	￦	148,209	239,645
Raw materials and consumables used		4,882,576	6,424,231
Employee benefits expenses		372,532	308,701
Outsourced processing cost		499,015	494,391
Depreciation (*2)		465,394	445,460
Amortization		9,344	9,492
Ordinary research & development expenses		140,083	122,763
Electricity and water expenses		186,971	154,372
Service fees		53,406	52,582
Advertising expenses		17,352	29,274
Freight and custody expenses		216,208	222,278
Commission paid		14,541	17,543
Loss on disposals of property, plant, and equipment		18,769	14,362
Other expenses		136,731	513,607

	￦	7,161,131	9,048,701

(*1)	Changes in inventories were the changes in product, semi-finished products and by-product.
(*2)	Includes depreciation of investment property.

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Finance income
Interest income	￦	40,502	29,133
Dividend income		144,601	139,164
Gain on foreign currency transactions		48,926	72,866
Gain on foreign currency translations		117,309	218,847
Gain on valuation of derivatives		672	7
Gain on disposals of financial assets held for trading		—	556

	￦	352,010	460,573

Finance costs
Interest expenses	￦	76,388	105,740
Loss on foreign currency transactions		75,139	54,310
Loss on foreign currency translations		153,055	20,129
Loss on valuation of derivatives		51,495	1,784
Impairment loss on available-for-sale investments		101,871	20,161
Others		173	331

	￦	458,121	202,455

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

28. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax income/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The effective tax rate of the Company for the three-month periods ended March 31, 2013 and 2012 was 15.11% and 20.83%, respectively. The change in effective tax rate was caused mainly by the increase in tax credits and decrease in tax effects due to permanent differences related to non-taxable income.

29. Earnings Per Share

(a)	Basic and diluted earnings per share for the three-month periods ended March 31, 2013 and 2012 were as follows:

(in millions of Won except per share information)	March 31, 2013		March 31, 2012
Profit for the period	￦	383,425	538,559
Weighted-average number of common shares outstanding (*1)		77,244,466	77,244,444

Basic and diluted earnings per share		4,964	6,972

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(share)	March 31, 2013	March 31, 2012
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,942,369)	(9,942,391)
Weighted-average number of common shares outstanding	77,244,466	77,244,444

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2013 and 2012, diluted earnings per share is equal to basic earnings per share.

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

30. Related Party Transactions

(a)	Significant transactions with related companies for the three-month periods ended March 31, 2013 and 2012 were as follows:

	Sales and others (*1)			Purchase and others (*2)
(in millions of Won)	March 31, 2013		March 31, 2012	March 31, 2013		March 31, 2012
Subsidiaries (*3)
POSCO E&C Co., Ltd.	￦	3,366	3,696	￦	859,095	279,072
POSCO Processing & Service Co., Ltd.		209,378	205,833		364,966	406,630
POSCO Coated & Color Steel Co., Ltd.		112,079	147,081		2,274	1,383
POSCO ICT Co., Ltd.		324	295		88,640	92,784
POSCO Chemtech Co., Ltd.		129,880	127,249		196,412	195,006
POSCO M-TECH Co., Ltd.		4,380	6,675		79,616	79,066
POSCO TMC Co., Ltd.		46,753	46,071		404	225
POSCO AST Co., Ltd.		119,096	80,993		15,889	15,460
Daewoo International Corp.		905,200	1,091,888		2,984	2,850
POSCO NST Co., Ltd.		—	63,844		—	923
POSCO America Corporation		113,719	177,861		59	8
POSCO Canada Co., Ltd.		—	—		16,884	46,310
POSCO Asia Co., Ltd.		524,727	493,373		12,849	18,050
POSCO-Japan Co., Ltd.		280,373	350,250		2,268	6,547
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		32,376	40,175		—	2
POSCO-Mexico Co., Ltd.		73,961	64,948		460	—
Daewoo International Singapore Pte. Ltd.		—	—		18,816	9,904
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		38,167	29,453		—	—
POSCO Maharashtra Steel Pvt. Ltd.		35,139	40,507		40	—
eNtoB Corp.		—	—		58,178	61,638
POSCO Plant Engineering Co., Ltd.		21	121		43,927	73,373
POS-Himetal Co., Ltd.		5,538	5,795		32,840	32,255
Posmate Co., Ltd.		227	—		11,729	—
Others		180,196	211,036		44,852	65,683

	￦	2,814,900	3,187,144	￦	1,853,182	1,387,169
Associates (*3)
Posmate Co., Ltd.		—	246		—	12,081
SNNC Co., Ltd.		446	540		105,455	87,545
Sungjin Geotec Co., Ltd.		2,307	7,435		—	—
DONG BANG METAL IND.CO., LTD.		—	28,835		—	—
USS-POSCO Industries (UPI)		—	85		—	101
Poschrome(Proprietary) Ltd.		—	—		15,552	17,374
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		2,728	8,155		—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		2,569	8,108		—	—
PT. POSMI Steel Indonesia		1,975	2,480		—	—
POSK (PingHu)Processing Center Co., Ltd		1,198	968		—	—
Others		596	1,256		1,145	2,200

	￦	11,819	58,108	￦	122,152	119,301

	￦	2,826,719	3,245,252	￦	1,975,334	1,506,470

(*1)	Sales and others include sales and insignificant other non-operating income. Sales are mainly sales of steel products and these are priced on an arm’s length basis.
(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of March 31, 2013, the Company provided guarantees to related parties (note 31).

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(b)	The related account balances of significant transactions with related companies as of March 31, 2013 and December 31, 2012 are as follows:

	Receivables (*1)			Payables (*1)
	March 31,		December 31,	March 31,		December 31,
(in millions of Won)	2013		2012	2013		2012
Subsidiaries
POSCO E&C Co., Ltd.	￦	321,088	7,977	￦	386,127	403,630
POSCO Processing & Service Co., Ltd.		84,424	64,564		14,786	32,672
POSCO Plant Engineering Co., Ltd.		139	267		17,224	32,297
POSCO ICT Co., Ltd.		2,684	287		52,037	91,297
POSCO Coated & Color Steel Co., Ltd.		143,111	108,505		1,214	2,618
POSCO Chemtech Co., Ltd.		94,315	47,074		88,070	84,538
POSCO TMC Co., Ltd.		45,256	64,862		85	145
POSCO AST Co., Ltd.		111,908	65,575		9,284	7,800
Daewoo International Corp.		308,589	358,824		627	730
POSCO America Corporation		24,270	63,545		30	—
POSCO Asia Co., Ltd.		95,443	102,849		2,782	2,244
POSCO-TBPC Co., Ltd.		16,239	17,986		—	—
Qingdao Pohang Stainless Steel Co., Ltd.		5,423	8,710		—	—
POSCO-Vietnam Co., Ltd.		341	291		—	—
POSCO-Japan Co., Ltd.		45,702	35,400		236	673
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		13,621	—		—	—
POSCO-Mexico Co., Ltd.		122,578	131,669		—	—
POSCO M-TECH Co., Ltd.		3,173	1,293		40,615	36,992
eNtoB Corp.		—	3		15,934	16,581
Posmate Co., Ltd.		2,755	—		5,383	—
Others		110,826	126,330		32,138	62,244

	￦	1,551,885	1,206,011	￦	666,572	774,461
Associates
Posmate Co., Ltd.	￦	—	78	￦	—	6,315
SNNC Co., Ltd.		27,804	229		18,231	37,145
Sungjin Geotec Co., Ltd.		914	4,849		—	—
Poschrome(Proprietary) Ltd.		—	—		1,467	2,273
Others		320	453		213	804

	￦	29,038	5,609	￦	19,911	46,537

	￦	1,580,923	1,211,620	￦	686,483	820,998

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payables and other payables.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(c)	For the three-month periods ended March 31, 2013 and 2012, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Short-term benefit	￦	7,686	7,648
Long-term benefits		2,080	3,734
Retirement benefits		2,298	1,968

	￦	12,064	13,350

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to the compensation described above, the Company provided stock appreciation rights to its executive officers and recorded stock compensation expenses amounted to ￦375 million for the three-month period ended March 31, 2012.

31. Commitments and Contingencies

(a)	Commitment

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2013, 208 million tons of iron ore and 24 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of March 31, 2013, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

As of March 31, 2013, the Company has provided two blank promissory notes and a blank check to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

(b)	Litigation in progress

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of JPY 98.6 billion (￦1,163.6 billion). Through the first and second trials held in October and December 2012, respectively, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of March 31, 2013, the Japan court has not made any judgments on this matter. Since the Company does not believe that it is probable that an outflow of resources will be required, the Company has not recorded any provision for this lawsuit in Japan as of March 31, 2013.

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. As of March 31, 2013, no claim amount has been made and the Company is under discovery proceedings related to this matter. Due to the early stage of the litigation and the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing, if any, that might be awarded to Nippon Steel & Sumitomo Metal Corporation. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of the civil lawsuit. Therefore, the Company has not recorded any provision for this lawsuit in the U.S. as of March 31, 2013.

2)	Other lawsuits and claims

The Company is involved in 17 other lawsuits and claims for alleged damages aggregating to ￦53.9 billion as of March 31, 2013 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of March 31, 2013.

(c)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Energy Co., Ltd. under construction of new power plant.

(d)	As of March 31, 2013, the Company has provided a supplemental funding agreement amounting to ￦9,800 million, as requested from the creditors for seamless funding to Busan E&E Co., Ltd. under construction of Busan RDF power plant and also provided financial guarantee for business fulfillment insurance amounting to ￦21,329 million related to the construction.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2013

(Unaudited)

32. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2013 and 2012 are as follows:

(in millions of Won)	March 31, 2013		March 31, 2012
Financial assets held for trading	￦	—	50,132
Trade accounts and notes receivable		238,951	(119,000)
Other accounts receivable		109,535	88,152
Accured income		(2)	—
Advance payments		(5,958)	(1,021)
Prepaid expenses		(25,020)	(36,866)
Inventories		109,282	901,420
Long-term guarantee deposits		(291)	(369)
Other long-term assets		249	309
Trade accounts and notes payable		152,415	(155,983)
Dividends Payable		—	(27)
Other accounsts payable		22,992	(179,567)
Accrued expenses		(72,016)	(49,621)
Advances received		(19,894)	12,536
Withholdings		7,659	7,769
Unearned revenue		(3,527)	3,335
Other long-term liabilities		(2,051)	19,150
Payment severance benefits		(22,129)	(24,696)
Plan assets		(2,512)	11,997

	￦	487,683	527,650

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